Exhibit 99.2

interxion™

2013 ANNUAL REPORT

INTERXION HOLDING NV ANNUAL REPORT 2013
FOR THE YEAR ENDED 31 DECEMBER 2013

CLOUD AND CARRIER-NEUTRAL DATA CENTRES AT
THE HEART OF THE EUROPEAN ECONOMY

CLOUD AND CARRIER-NEUTRAL DATA CENTRE SERVICES

Interxion is a leading pan-European provider of cloud and carrier-neutral data centre services. We deliver value to our customers by being responsive to their needs, and by building profitable communities of interest that enable our customers to grow their revenues. Established in 1998, we have expanded rapidly to create 36 data centres in 13 cities across 11 countries, giving us the largest reach across Europe and providing our customers with access to more than 77% of EU GDP.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words "aim," "may," "will," "expect," "anticipate," "believe," "future," "continue," "help," "estimate," "plan," "schedule," "intend," "should," "shall" or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

- operating expenses cannot be easily reduced in the short term;
- inability to utilise the capacity of newly planned data centres and data centre expansions;
- significant competition
- cost and supply of electrical power;
- data centre industry over-capacity; and
- performance under service level agreements.

These risks and others described under "Risk Factors" (page 36) are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

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IN THIS

REPORT

OPERATIONAL REVIEW

5 Our 2013 performance at a glance	12 Experienced people across our locations

6 Selected financial data	14 Our industry segment expertise

7 What we do	16 2013 highlights

8 Our strategy	19 What is a cloud and carrier-neutral data centre?

9 Our approach	21 Why customers choose us

10 Our senior management team

FINANCIAL REVIEW

23 Income statement highlights	27 Cash flow highlights

26 Balance sheet highlights

REPORT OF THE BOARD OF DIRECTORS

29 Structure	35 Risk management

29 Board of Directors	37 Controls and procedures

33 Board committees	39 Dutch Corporate Governance Code

34 Compensation

CONSOLIDATED FINANCIAL STATEMENTS

41 Consolidated income statement	44 Consolidated statement of cash flows

41 Consolidated statement of comprehensive income	45 Notes to the 2013 consolidated financial statements

42 Consolidated statement of financial position

43 Consolidated statement of changes in shareholders’ equity

COMPANY FINANCIAL STATEMENTS

88 Interxion Holding N.V. company financial statements	90 Company income statement

89 Company statement of financial position	90 Notes to the 2013 company financial statements

OTHER INFORMATION

95 Appropriation of result

96 Independent auditor’s report

FIND OUT MORE

99 Where can I find out more?

100 Follow us

INTERXION ANNUAL REPORT 2013    /    3

LOCATIONS WHERE YOU NEED THEM

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OUR 2013 PERFORMANCE

AT A GLANCE

In 2013 we continued to build on the previous decade of consistent growth to achieve a good set of financial and operating results. We opened one new data centre, added capacity in 7 more cities, and announced further expansions for 2014.

I am pleased to report that, as in previous years, Interxion posted good financial and operating results in 2013.

We added 6,100 sqm of new equipped space in line with customer demand and maintained utilisation around 75% throughout the year as more revenue- generating space was delivered to our 1,400 customers.

We opened a new data centre in Stockholm and completed expansion projects in seven locations (Paris, London, Madrid, Frankfurt, Zurich, Vienna and Copenhagen). We further announced three new data centre builds (two in Frankfurt and one in Amsterdam) and two expansions (Stockholm and Vienna). We continued to achieve solid organic growth despite a tough European economic climate.

Growth was particularly strong in our Big 4 markets of France, Germany, the Netherlands, and the UK. For the year, recurring revenue growth was 14% and Adjusted EBITDA growth was 16%.

Our Rest of Europe markets also continued to grow, despite the economy having a greater impact on these markets than on the Big 4. Recurring revenue and Adjusted EBITDA in this segment grew at 9% and 7% respectively.

We completed the refinancing of our debt, reducing interest cost, extending maturities and providing additional financial flexibility.

We continued to pursue our strategy of developing communities of interest by identifying and attracting magnetic customers in our target segments: cloud and managed services, connectivity, digital media, enterprise and financial services. Revenues from each of these communities increased, with particularly strong growth coming from cloud and managed service providers.

Overall, 2013 was a year of solid progress and growth. We’ll be investing in further capacity during the course of 2014.

Industry fundamentals remain healthy, and, as we look into 2014 and an improving economy, we expect cloud migration to be a source of demand across our targeted segments.

Finally, I would like to thank all our employees for their hard work, commitment and contribution to Interxion’s continuing success.

David Ruberg

Chief Executive Officer

8 April 2014

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SELECTED

FINANCIAL DATA

Key financial data

	2009	2010	2011	2012	2013
Recurring revenue	161.3	193.0	228.3	259.2	291.3
Non-recurring revenue	10.4	15.4	16.0	17.9	15.8
Revenue	171.7	208.4	244.3	277.1	307.1
Adjusted EBITDA	62.7	79.2	97.6	115.0	131.8
Adjusted EBITDA margin	36.5%	38.0%	40.0%	41.5%	42.9%
Capital expenditures (including intangibles)	(101.1)	(100.4)	(162.0)	(178.3)	(143.4)
Cash generated from operations	58.6	85.3	90.0	111.7	102.7
Revenue-generating space	38.4	43.7	47.1	56.2	59.7
Equipped space	54.8	61.0	62.8	74.0	80.1
Utilisation rate	70%	72%	75%	76%	75%
Financial figures are expressed as millions of euros; space figures in ‘000 sqm.

REVENUE

€350.0
€175.0
€-
€171.1
€208.4
€244.3
€277.1
€307.1
2009
2010
2011
2012
2013
Recurring revenue
Non-recurring revenue

ADJUSTED EBITDA

€130.0
€-
50.0%
30.0%
€62.7
€79.2
€97.6
€115.0
€131.8
2009
2010
2011
2012
2013
Adjusted EBITDA
Adjusted EBITDA margin

CAPITAL EXPENDITURES (incl. intangibles)

€200.0
€100.0
€-
€101.1
€100.4
€162.0
€178.3
€143.4
2009
2010
2011
2012
2013

CASH GENERATED FROM OPERATIONS

€125.0
€50.0
€-
€58.6
€85.3
€90.0
€111.7
€102.7
2009
2010
2011
2012
2013

DATA CENTRE SPACE

'000 square metres

90
50
-
54.8
38.4
61.0
43.7
62.8
47.1
74.0
56.2
80.1
59.7
2009
2010
2011
2012
2013
Equipped space
Revenue-generating space

UTILISATION RATE

80%
50%
0%
70%
72%
75%
76%
75%
2009
2010
2011
2012
2013

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WHAT

WE DO

Cloud and carrier-neutral colocation data centres

With 36 cloud and carrier-neutral colocation data centres across 11 countries and 13 cities, Interxion enables over 1,400 customers to securely deliver applications and content to their end-customers and consumers, with excellent response-time performance.

Our footprint represents over 77% of European GDP and the markets in which we believe demand for data centre services is the greatest. Our data centres are home to more than 500 carriers and ISPs and 19 European Internet exchanges.

WHAT MAKES US DIFFERENT?

We are a premium provider offering reliability and security beyond industry standards in city-centre locations.

As a retail colocation provider we attract a range of customers and suppliers from all industries.

As a neutral provider – offering no packaged services – we attract extensive communities of cloud, hosting, infrastructure and connectivity providers and system integrators, and companies in segments like financial services and digital media, to our facilities. This enables a thriving marketplace to develop, which we help to facilitate, that drives valuable business relationships for all participants.

Customers who colocate their IT infrastructure with us can take advantage of the scalability, security and availability we offer, without relinquishing control of their ICT infrastructure. They can cut both capital and operational costs while improving application performance, achieving increased business flexibility, and realising the value of community membership.

*As at the date of this report

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OUR

STRATEGY

Meeting the demands of the growing digital economy

We aim to generate strong returns on the capital we invest by adding value to our customers through the communities of interest we build, and the market-leading connectivity, high-quality infrastructure and best-in-class customer service that we offer.

TARGETING NEW CUSTOMERS

IN HIGH-GROWTH SECTORS

We target new customers in high-growth sectors including cloud and managed services, connectivity, digital media and financial services. Winning new customers in these markets lets us create and expand communities of interest within our data centres. We expect the high value and reduced cost benefits of these communities to continue to attract new customers, lowering our customer acquisition costs and reducing churn.

MAINTAINING CONNECTIVITY

LEADERSHIP

Our aim is to add relevant carriers, both fixed and mobile, in our data centres and expand the presence of existing carriers into more of our data centres. We continue to develop our relationships with Internet exchanges and to increase the number of Internet service providers (ISPs) in them. We work with existing and new carriers, content distribution networks (CDNs) and ISPs to maximise our share of their data centre spend and maintain our connectivity leadership in all our locations.

CONTINUING TO DELIVER

BEST-IN-CLASS SERVICE

We are focused on maximising customer satisfaction and being easy to do business with. Our European Customer Service Centre (ECSC) operates round the clock and gives our customers a single number to call for help at any time of the day or night. We continue to develop tools to make our customers’ lives easier, including our Customer Portal that provides real-time access to information. And we invest in our service delivery and assurance teams to be responsive to customers’ needs locally, in their own language.

BUILDING NEW CAPACITY

IN LINE WITH DEMAND

We continue to invest in data centre capacity in the context of our disciplined investment approach and prudent financial policy. Our expansion plans are based on analysis of selling patterns, pipeline and trends in existing demand, and on working with our customers to understand their future capacity requirements. Our expansions are fully funded and take place in phases to reduce risk and improve our return on capital.

LOOKING AHEAD

We believe the following three drivers of demand in our industry provide us with optimism looking forward:

• Network growth – IP traffic continues to grow fuelled by video and digital content

• Business growth – European economic performance is forecast to improve from 2014 onwards

• Cloud growth – global cloud computing is expected to have a 36% CAGR from 2013 to 2016*

In addition, barriers to entry for new competitors remain high as establishing a range of connectivity partners, building coverage across Europe and developing effective communities of interest takes considerable time and investment.

*Source: 451 Group

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OUR

APPROACH

Unrivalled infrastructure, unparalleled connectivity

We offer outstanding customer service and deliver exceptional data centre performance. We intend to maintain our leadership in data centre design, construction, operation, maintenance, sustainability and management – embracing innovation to ensure our data centres remain state-of-the-art.

Because we’re neutral across carriers, cloud solutions and platforms, we can offer our customers a wide choice of connectivity providers and cloud platforms to deliver the flexibility, performance and cost efficiencies that are needed in today’s market.

CREATING COMMUNITIES OF INTEREST

We develop communities of interest (or ‘hubs’) within our data centres that bring together companies operating in the same sector so that they can benefit from fast and low-cost interconnectivity, and rapidly establish profitable business relationships.

We attract many key players in each of our target segments, so our customers find a ready-formed community of potential customers and partners operating in the same data centre, providing opportunities to grow their revenues and improve their return on investment.

ADDING SPEED AND CERTAINTY TO CLOUD MIGRATION: INTERXION CLOUD TEST LABS

Our Cloud Test Labs have been specifically designed to help organisations accelerate the benefits of moving to a cloud-based infrastructure. They offer proof-of-concept and cloud onboarding environments within our data centres, where organisations can test different scenarios and applications and be confident of meeting the demands of the real world when they launch.

MEETING THE SPECIFIC NEEDS OF DIFFERENT INDUSTRY SECTORS

We recognise that different industry sectors have differing business needs, which influence what they want from a data centre partner. The strong communities of interest we’ve developed in key industry sectors, along with our in-house industry experts, deliver real value to our customers. We help:

• Cloud and managed service providers meet the challenges of a dynamically growing, time-sensitive market where providing outstanding customer service is key

• Connectivity providers extend their reach and deploy new services

• Digital media providers meet the demand for any content, anytime, anywhere

• Enterprises reduce costs, manage risk, develop a platform for growth and meet their environmental objectives

• Financial services organisations trade securely at high speed and move quickly to meet their regulatory obligations

• System integrators grow their business and create new business models

ENTERPRISE TO THE CLOUD

Enterprises are migrating many of their applications to the cloud, confirming industry predictions made over the last few years. Over time we expect to see more mission-critical applications being migrated to the cloud.

A cloud and carrier-neutral data centre, with excellent connectivity and a thriving cloud community is the ideal place to house these key applications.

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OUR SENIOR

MANAGEMENT

TEAM

Our people are a key part of what differentiates us, led by a strong management team with considerable experience in the technology sector.

They focus on customers and on driving Interxion towards the heart of the digital economy, adding value and making it easier for our customers to do business.

After serving for five years as Chairman, David became CEO in 2007 and continues to develop our business as one of Europe’s leading providers of cloud and carrier-neutral data centres. In his role he combines valuable insights into the needs of our customers with his knowledge of how colocation technology can add value to such companies and help them further develop their business.

Prior to this, David was CEO and Chairman of Intermedia Communications, a broadband communications services provider. David has also held posts at Data General and AT&T, and has served on the boards of several businesses, including Adaptix and Broadview Networks.

He holds a Masters degree from the University of Michigan in Computer and Communications Science.

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Jan-Pieter joined Interxion as VP Human Resources in 2011 and is responsible for the development and implementation of our HR strategy. His experience in human resources enables him to oversee the recruitment, development and retention of the experienced and dedicated staff who are key to our business across Europe.

He joined Interxion from global management consulting firm Hay Group, where he held the position of Director, International Strategic Clients Europe. In previous posts, he has worked as VP Human Resources for other international organisations such as Synthon, and as a senior consultant within Hay Group.

Jan-Pieter holds a degree in Pharmaceutical Sciences from the University of Utrecht.

Jaap joined Interxion in 1999 and is responsible for all legal and corporate affairs across the group. Jaap provides strategic legal direction, drawing on his extensive experience in corporate financing, finance restructuring, corporate governance and business design.

He joined Interxion after working in a number of roles within the Dutch government during which time he was responsible for the development of financial sector legislation and represented the Netherlands both at European Union and United Nations level. In his latest role he served as Deputy Head of the Insurance Division at the Netherlands Ministry of Finance.

Jaap holds a Masters degree in Law from the University of Utrecht and serves on the advisory board of Inter College Business School.

Josh joined Interxion in 2007 and is responsible for our financial policy and funding strategy, financial planning, reporting and control, and investor relations. Josh has held senior executive roles in data centre, network and infrastructure businesses for over 15 years.

Before joining Interxion, Josh worked as CFO at two publicly traded companies – Leisure and Gaming plc and TeleCity plc. He was one of the founders of the private equity-backed Storm Telecommunications Ltd. Early in his career Josh worked in professional practice for eight years, latterly with Arthur Andersen.

He holds a degree in Civil Engineering from Imperial College, London and is a member of the Institute of Chartered Accountants in England and Wales.

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EXPERIENCED PEOPLE

ACROSS OUR LOCATIONS

COUNTRY LEADERS

We have strong local management, operational, service delivery and assurance teams, enabling us to deliver a more efficient, consistent and personal service. Our country leaders have the local knowledge and focus to ensure we provide outstanding service to our customers across Europe and continue to expand our data centre campuses (power, permits, planning etc).

DATA CENTRES ACROSS EUROPE

Our data centres across Europe house our customers’ ICT infrastructure with levels of reliability and security that go beyond industry standards. Our customers are supported by local teams who speak their language, and by our European Customer Service Centre (ECSC) which offers 24x7 multi-lingual support via a single point of contact.

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Operational review

PETER KNAPP
Germany

DOUG LOEWE
United Kingdom

PETER MOEBIUS
Switzerland

CHRISTIAN STUDENY
Austria

MICHAEL VAN DEN ASSEM
Netherlands

INTERXION ANNUAL REPORT 2013 / 13

OUR INDUSTRY

SEGMENT EXPERTISE

Our segment strategies are led by sector and technology experts who understand our customers’ business models and have direct experience of the challenges they face. Our segment directors spend time with our customers to become familiar with their business objectives and how their technology platforms work.

With a deep understanding of European markets and beyond, our segment teams work with customers to explore different options around deploying platforms, taking into account factors such as access to their own target customers, performance for their applications, costs, business priorities of deploying in different locations and, critically, the options for growing their services as their own customer base grows.

In 2014 our segment directors will continue to develop our communities of interest with new business and long-term relationships, and to present Interxion to prospects and the wider industry through thought leadership and at a range of events.

Bill leads our strategy and marketing initiatives catering to the key players in the financial services industry, and works to build on our financial hubs that comprise access points to financial markets, tier 1 banks, hedge funds, prime brokers and independent software vendors.

With a career spanning over 18 years in financial services, Bill has first-hand experience of large capital-intensive infrastructure projects: developing new data distribution products and services and, ultimately, running businesses that provide cloud, data and infrastructure services to the financial services Industry.

“Interxion has rich communities of financial services companies colocated in its data centres. Via these communities of interest, our customers implement their infrastructure and cross-connect to their own clients. This all leads to an ease of doing business with us and greater return on their investment.”

Mike leads the marketing and business development strategy for our connectivity segment, with a focus on attracting into our data centres the connectivity providers most demanded by our target customers. With 20 years in the communications sector at Colt, Mercury and Cable & Wireless, Mike has broad experience in marketing, sales and business development in the sector.

As connectivity providers launch new services and capabilities, Mike ensures they’re made available to our customers as early as possible. This provides our customers with a competitive advantage, as they have access to new technologies ahead of their competitors.

“My focus is on getting the right kind of connectivity providers, who between them cover international, national, local loop and mobile connectivity needs. Once a connectivity provider has network infrastructure in place at Interxion, I work on helping them find customers so that they get an excellent return from their investment.”

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Vincent is responsible for setting the overall marketing and sales strategy for our cloud segment. He guides the segment by identifying and targeting the prospects that will make the most magnetic and strategic additions to our cloud communities of interest, and leads the process for developing relationships with these prospects and winning their business.

Vincent draws on over 18 years of experience in international telecoms and IT, working in various roles across sales, product management and marketing. In that time, he’s witnessed customers transform their IT and telecommunications environments during multiple cycles.

“The migration towards cloud computing is again a phased process. IT leaders are assessing what applications and workloads should go where. It’s therefore key for our service provider customers to understand from partners, like Interxion, how to best build out their cloud and networking infrastructure and lower the thresholds for enterprise customers to migrate their applications and workloads to the cloud.”

Ian is responsible for defining the go-to-market strategy for our enterprise and system integrator segments. For business development, Ian’s role is to target and win “first-of-a-kind” game-changing deals for Interxion. He ensures we identify, promote and capitalise on the key trends in the market through a mix of crisp value proposition articulation, market-making and education.

With nearly 20 years in ICT in a mix of strategy, sales and marketing roles across the ICT stack from strategy consulting to telecoms, software and outsourcing, Ian has empathy with each part of the stack, understands the pressures and the opportunities each one faces in transforming business models, and can see the resulting opportunity for Interxion.

“Interxion is a key enabler of the digital economy. As enterprises replatform to cloud services and leverage innovations in big data, Interxion is strongly positioned to enable our customers to create value from their IT operations, supported by a strong community of global and regional systems integrators.”

Julian is responsible for the overall development of our digital media business, market and product strategy and is instrumental in the strategic development and implementation of our communities of interest for the this sector.

Having previously worked at Tata Communications, BSkyB and BT, Julian has a great deal of experience in building and delivering large-scale applications for media companies. He also has a technology background in software development, which means he can engage with our customers on challenges throughout the whole technology stack, from deploying platforms to the in-depth workings of their applications.

“No one company operates on its own. The media industry is a community, and we are building long-term relationships with key application and service providers who enable content creators, aggregators and distributors to build online video and gaming services that require a high quality of service, low latency and access to large numbers of consumers across multiple territories.”

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2013 HIGHLIGHTS

COMMUNITIES OF INTEREST

Over 200 customers joined our vibrant communities of interest in 2013.

New financial services customers benefiting from our ultra-low latency to global liquidity venues included ASX, Deutsche Börse, Aquis Exchange and ITG.

Our cloud community saw significant growth as more companies chose to take advantage of this sector. Digital Planet, BT Radianz and AMSIO were some of the customers to join us in 2013, taking advantage of our wealth of industry knowledge as well as our highly secure and resilient infrastructure.

We welcomed digital media providers including Deluxe Media Cloud, Quickplay Media and Perform, who derive value from our growing content hubs which provide access to over 77% of EU GDP.

In 2013 our connectivity segment reached the milestone of having over 500 connectivity providers offering their services from network infrastructure in at least one of our European data centres.

Asia-Pacific carrier network extensions into Europe were a key theme, with the likes of Tata Communications, NTT and Telstra Global all increasing the number of Interxion data centres where they have network nodes.

The mobile community’s presence in our data centres accelerated, and there are now over 100 mobile network operators and mobile service providers in our facilities.

Atea, HP and IBM are some of the customers who have continued to grow in our enterprise and system integrator segment. These companies benefitted from increased efficiencies through community connections, and will be well positioned to take advantage of trends such as big data.

Operational review

MAKING IT EASIER TO DO BUSINESS WITH US

As part of our ongoing drive to deliver outstanding customer service, we successfully piloted the ability to order Cross Connects using our Customer Portal. This will be rolled out across all countries in 2014.

Furthermore we expanded our international accounts focus so that our customers in multiple countries can share a single point of contact. This coupled with our product standardisation programme, means that customers can order the same product in any country to allow for scalability and agile growth.

STRENGTH IN PARTNERSHIPS

In 2013 we added two new Internet exchanges, the Netherlands Internet Exchange (NDIX) and the Copenhagen Internet Exchange (COPHIX), bringing our total to 19 – more than any other provider in Europe. The London Internet Exchange's decision to use Interxion not just for a core network node, but also as the location where it hosts its own IT infrastructure, demonstrates the value Internet exchanges see in their relationships with us.

We also became a leading member of EuroCloud which supports proactive collaboration in the European cloud industry to make it easier for enterprises to benefit from cloud services.

TECHNICAL EXCELLENCE

We've designed and built 36 data centres in the past 15 years. We've set – and continue to improve – industry standards to deliver the highest levels of reliability, performance and energy efficiency, and give our customers secure and consistent service.

In 2013 we received a number of awards, including:

- Operational Excellence of the Year from BroadGroup
- The Data Centre Solutions Industry Award
- Green Enterprise IT Award for Facility Retrofit from the Uptime Institute

OUR COMMITMENT TO SUSTAINABILITY

We reaffirmed our commitment to sustainability by joining the Government-backed Data Centre Carbon Footprint Reduction Project working with Alquist, and by reaching a milestone for data centre energy with more than 70% of power coming from sustainable sources. Our Spanish operations have led the way, attaining LEED Gold certification for energy efficiency.

THE RIGHT CONNECTIVITY FOR BUSINESS

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WHAT IS A CLOUD

AND CARRIER-NEUTRAL

DATA CENTRE?

A future-proof home for our customers’ ICT infrastructure

A truly neutral data centre provider is one that is independent of the companies colocating within its data centres, does not compete with them in any way, and offers no packaged services as part of colocation. Customers are free to contract directly with the providers of their choice.

INTERXION IS CARRIER-NEUTRAL

We’re entirely independent of any network provider.

Because we don’t compete with them, a wide range of connectivity and communication service providers are attracted into our facilities.

For other businesses this means the widest choice of fixed and mobile carriers, ISPs, Internet exchanges, content distribution networks (CDNs) and others, all competing to deliver the best connectivity performance, service and price for their applications and content.

Because the providers already have their physical infrastructure in our data centres, it’s quick and easy to access their services.

Depending on an organisation’s business needs, it can opt to use multiple providers to build in redundancy and ensure resilience, or simply to get the right performance at the right price. As its needs change, it can move from one provider to another within the data centre with minimal disruption.

INTERXION IS CLOUD-NEUTRAL

We’re also entirely independent of any hardware or software vendors and providers of IT services, whether traditional or cloud-based.

Because we don’t compete with them, and because they’re attracted to the wide range of connectivity providers that we host, our data centres are also home to a wide range of IT service providers, including public and private cloud platform providers, system integrators, managed hosting providers, software-as-a-service providers, providers of data and information services to specific industries, and providers of IT security, business continuity and consultancy services.

For any business wanting access to such services, our data centres effectively constitute a marketplace within a highly connected environment – again, all competing for business and giving customers the choice and flexibility to choose the right service providers at the right price. And because they’re all in the same place, they can interconnect quickly and easily with low-latency Cross Connects that not only improve the speed and flexibility of doing business, but also reduce the costs.

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ENERGY EFFICIENT DATA CENTRES

20 / INTERXION ANNUAL REPORT 2013

WHY CUSTOMERS

CHOOSE US

Our differentiators

Our state-of-the-art cloud and carrier-neutral data centres aren’t the only reason our customers choose to work with us – there are plenty of other factors that distinguish us.

Our data centres maximise our use of power, space and cooling systems through modular design, which lets us build large systems from smaller subsystems. We have a track record of delivering continued improvements in PUE; we use renewable energy sources to generate over 70% of the power used in our data centres; we use free cooling wherever we can; and we recycle waste heat for other purposes.

As part of our commitment to improving sustainability in our own data centres and across the industry as a whole, we contribute to recognised industry bodies. For example, we sit on the Technical Committee and the Advisory Council of The Green Grid (the leading energy efficiency and sustainability association for the data centre industry), and contribute to the EC Joint Research Centre on the issue of sustainability.

UNEQUALLED SUPPORT AND EXPERTISE

Our people are a key part of what differentiates us. Led by a strong management team with considerable experience, our people have the drive and expertise to make a real difference to our customers’ business.

We have local teams in all the European countries where we operate. These country teams speak our customers’ language and understand the local market and regulations; while our on-site, highly skilled engineering teams help to ensure the smooth running and availability of our customers’ ICT infrastructures.

Our European Customer Service Centre (ECSC) is made up of experienced professionals who are fully trained in the latest ITILv3 standard and are permanently available to provide multi-lingual support via a single phone number.

Customers can also choose to use our customer portal for self-service access to real-time information. Our international accounts team streamlines support for and engagement with our largest pan-European customers, with a single point of contact and a master services agreement spanning all their locations.

END-CUSTOMER REACH

All our data centres are located close to city centres, providing secure, direct, access to Europe’s leading businesses and delivering rapid application response times to end users. The range of connectivity options means that our customers can reach over 77% of EU GDP.

INNOVATION AND TECHNICAL EXCELLENCE

For over a decade we’ve been at the forefront of data centre design and management, and we continue to focus strongly on innovation and efficiency improvements. Whether it’s evaluating the latest energy efficiency techniques, options for green power, or new design practices, Interxion leads the way.

Our dedicated Data Centre Technology and Engineering Group (DTEG), pioneered many of today’s key data centre design approaches, such as modular design and build, designing for power usage effectiveness (PUE), cold aisle containment and other energy-efficient design innovations.

Because we have grown by organic expansion rather than by acquisition, our data centres are designed in a consistent way, and can be operated and maintained consistently too – all of which contributes to high levels of technical excellence, reliability and performance.

OUR PASSION FOR THE PLANET

Building ‘green’ data centres is not just about taking our environmental responsibility seriously – it’s also about delivering our customers a more efficient, cost-effective service by minimising waste and energy use, without compromising reliability and performance.

INTERXION ANNUAL REPORT 2013    /    21

FINANCIAL REVIEW

22 / INTERXION ANNUAL REPORT 2013

FINANCIAL

REVIEW

In 2013, Interxion delivered another year of strong financial performance. Total revenue increased by 11% to €307.1 million, while recurring revenue, at €291.3 million, was up 13% year-on-year on a constant-currency basis. In particular, we were pleased with our recurring revenue growth in the Big 4 segment of 16% organically on a constant-currency basis. Non-recurring revenue was down 11% against 2012’s record performance. Adjusted EBITDA increased by 15%, to €131.8 million, and Adjusted EBITDA margin expanded to 42.9%, up 140 basis points from 41.5% in 2012.

On 3 July 2013, we completed a significant refinancing of our debt. We replaced €260 million of 9.50% Senior Secured Notes due 2017 with €325 million of 6.00% Senior Secured Notes due 2020 and replaced our €60.0 million revolving facility with a €100.0 million revolving facility. The new financing, combined with the €16.0 million of new mortgages secured in 2013, have brought down our average cost of debt by over 300 basis points, while at the same time maturities were extended and about €30 million has been added to our cash balance.

Net finance expense for the year increased to €57.5 million, compared with €17.7 million in 2012, primarily as a result of a €31.0 million one-off cost associated with the refinancing, and lower interest capitalisation of €1.7 million, compared with €9.2 million in 2012.

Net profit was significantly affected by the €31.0 million one-off refinancing costs. Adjusted net profit* for the year increased by 6%.

The Company continued to generate significant cash from its operations, €102.7 million in 2013. We continue to invest these resources, together with the cash on our balance sheet, in customer-led data centre expansion. Capital expenditure for 2013 totalled €143.4 million, of which €135.1 million was invested in expansion and upgrade projects to fuel future growth. In 2013, we added 6,100 square metres of data centre equipped space.

Josh Joshi

Chief Financial Officer

8 April 2014

INCOME STATEMENT HIGHLIGHTS

(€ millions)	2013	2012	2011
Total revenue	307.1	277.1	244.3
Recurring revenue	95%	94%	93%
Gross profit	183.0	164.0	142.5
Gross margin	60%	59%	58%
Adjusted EBITDA	131.8	115.0	97.6
Adjusted EBITDA margin	43%	42%	40%
Operating profit	70.4	65.2	58.1
Operating profit margin	23%	24%	24%
Profit for the year	6.8	31.6	25.6

REVENUE

Interxion benefits from a business model that has a high proportion of recurring revenue. Total revenue during the year was €307.1 million, of which €291.3 million, or 95%, was recurring. This compares with €277.1 million in revenue for 2012, of which €259.2 million, or 94%, was recurring.

Revenue in the Big 4 countries – France, Germany, the Netherlands and the UK – totalled €192.5 million, of which €182.2 million, or 95%, was recurring. This compares with €171.8 million in revenue for 2012, of which €159.1 million, or 93%, was recurring. Recurring revenue in the Big 4 segment grew 16% organically on a constant-currency basis.

Revenue in the Rest of Europe countries totalled €114.7 million, of which €109.1 million, or 95%, was recurring. This compares with €105.3 million in revenue for 2012, of which €100.1 million, or 95%, was recurring. Recurring revenue in the Rest of Europe segment grew 9% organically on a constant-currency basis.

Revenue growth was particularly strong among the Big 4 countries in Germany, and in the Rest of Europe in Sweden.

*For reconciliation see page 26

INTERXION ANNUAL REPORT 2013    /    23

COST OF SALES

Interxion’s business model not only results in a high percentage of recurring revenue, but also delivers significant operating benefits: once data centres are in operation, a number of costs are relatively fixed. The cost of sales in 2013 increased by only 10%, to €124.1 million (2012: €113.1 million), which enabled gross margin to increase to 59.6% (2012: 59.2%).

SALES AND MARKETING COSTS

Sales and marketing costs increased by 14%, to €22.8 million (2012: €20.1 million), but were maintained at 7% of revenue. The increase was primarily a result of higher compensation that, in turn, was a result of increased bookings.

Our marketing department continued to invest in developing expertise to support our focus on developing communities of interest, which mirror our target segments, at our data centres. These Communities of Interest will, we believe, result in a high-quality customer base that benefits and grows from the “network effect” of being interconnected with business partners.

GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs increased by 14% in 2013, to €90.1 million (2012: €79.2 million), but were maintained at 29% of revenue. The higher costs were primarily the result of a 31% increase in depreciation and amortisation, to €57.7 million (2012: €44.0 million), which were consistent with the Company’s continued investments in the construction of data centres. In the fourth quarter of 2013, we completed our review of the estimated useful lives of our property, plant and equipment. As a result, based on our 15 years of experience of operating and maintaining data centre assets, we adjusted the estimated useful lives of certain assets to reflect their useful lives more accurately. The change was accounted for as a change in accounting estimate on a prospective basis, effective 1 October 2013. As a result, we recorded approximately €2 million lower depreciation expenses in the fourth quarter of 2013.

In 2013 and 2012, the Dutch Government imposed a so-called crisis tax payable by employers, based on Dutch-resident employee compensation, including the benefit from options exercised. The total charge payable in 2013, including the benefit from options exercised was €0.4 million (2012: €1.9 million).

General and administrative costs, excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments, decreased by 2% to €28.3 million compared with 2012, which reflected the Company’s continued tight cost control.

ADJUSTED EBITDA

Adjusted EBITDA increased 15% during the year to €131.8 million, compared with €115.0 million in 2012. The Adjusted EBITDA margin further expanded by 140 basis points to 42.9%, from 41.5% in 2012.

Adjusted EBITDA in the Big 4 countries – France, Germany, the Netherlands and the UK – totalled €104.4 million, or a 54.2% margin. This compares with €90.1 million in Adjusted EBITDA for 2012, or a 52.5% Adjusted EBITDA margin.

Adjusted EBITDA in the Rest of Europe totalled €59.1 million, or a 51.5% margin. This compares with €55.1 million in Adjusted EBITDA for 2012, or a 52.3% Adjusted EBITDA margin.

Growth in Adjusted EBITDA and Adjusted EBITDA margin was particularly strong in the Netherlands, among the Big 4 countries, and in Sweden, in the Rest of Europe.

The operating leverage in the Company’s business model and cost control is manifested in its Adjusted EBITDA results, which have grown faster than revenue and have resulted in expanding margins. Over the period, 2011–2013, Interxion’s revenue increased by 26%, while Adjusted EBITDA grew by 35%. During this period, Adjusted EBITDA margins expanded by 290 basis points, from 41.5% in 2011 to 42.9% in 2013 (2012: 41.5%). The drivers behind this performance can be understood by looking at the trends in the nature of the adjusted operating costs.

The cost of personnel and energy have shown a stronger relation with the development of revenue, whereas property and other general and administrative cost are growing at a slower pace than revenue growth. In 2013 the company employed an average of 425 full-time equivalent employees. For 2014, we expect this number to increase moderately, in line with new data centre capacity becoming available and customer requirements.

OPERATING PROFIT

Operating profit increased by 8% to €70.4 million in 2013, compared with €65.2 million in 2012, primarily as a result of the increased scale of the business.

NET FINANCE EXPENSE

Net finance expense for the year increased to €57.5 million (2012: €17.7 million), primarily as a result of a €31.0 million one-off cost associated with refinancing, and lower interest capitalisation of €1.7 million (2012: €9.2 million).

INTERXION ANNUAL REPORT 2013    /    25

INCOME TAX EXPENSE

Income tax expense was €6.1 million in 2013, a decrease of 61% compared with 2012 (€15.8 million). Our effective tax rate increased to 47% from 33% in 2012. The effective tax rate normalised for the €31.0 million one-off refinancing costs and the €0.6 million deferred tax asset adjustment for 2013 was approximately 30%.

NET PROFIT

Net profit, which was also affected by the one-off refinancing costs, decreased by 78%, to €6.8 million, in 2013 (2012: €31.6 million). Net profit margin decreased to 2.2% in 2013 (2012: 11.4%). Adjusted net profit for the year increased by 6%.

(€ millions)	2013	2012	2011
Net profit - as reported	6.8	31.6	25.6
Add back
+ Refinancing charges	31.0	—	—
+ Deferred tax asset adjustment	0.6	—	—
+ Dutch crisis wage tax	0.4	1.9	—
+ Adjustments to onerous lease	—	0.8	—
+ IPO transaction costs	—	—	1.7
	32.0	2.7	1.7
Reverse
– Change in useful life of assets	(2.0)	—	—
– Interest Capitalised	(1.7)	(9.2)	(2.6)
– Recognition deferred tax asset	—	—	(2.7)
– Reversal impairment	—	—	(0.8)
	(3.7)	(9.2)	(6.1)
Tax effect of above add backs & reversals	(6.9)	1.6	0.4
Adjusted Net profit	28.2	26.7	21.6
Reported Basic EPS: (€)	0.10	0.47	0.40
Reported Diluted EPS: (€)	0.10	0.46	0.39
Adjusted Basic EPS: (€)	0.41	0.40	0.34
Adjusted Diluted EPS: (€)	0.41	0.39	0.33

EARNINGS PER SHARE

Diluted earnings per share (EPS) were €0.10 in 2013 (2012: €0.46 per share), principally as a result of the one-off €31.0 million refinancing cost. The weighted average number of shares used to calculate diluted EPS was 69.3 million in 2013, compared with 68.3 million in 2012. The increase in the share count was primarily due to the issue of new shares as a result of employee share options being exercised. Adjusted net profit for the year increased by 4% on an earnings-per-share basis.

BALANCE SHEET HIGHLIGHTS

(€ millions)	2013	2012	2011
PP&E and intangible assets	716.6	639.6	490.3
Cash and cash equivalents	45.7	68.7	142.7
Other current and non-current assets	148.5	110.9	111.3
Total assets	910.8	819.2	744.3

Borrowings	364.0	288.1	258.1
Other current and non-current liabilities	158.9	155.6	155.7
Total liabilities	522.9	443.7	413.7
Shareholders’ equity	387.9	375.6	330.6
Total liabilities and shareholders’ equity	910.8	819.2	744.3

BALANCE SHEET

Interxion’s balance sheet at financial year-end 2013 was strong and well capitalized, with growing assets, declining costs of capital, and growing shareholders’ equity.

During 2013, we invested €135.9 million: by opening one new data centre and expanding seven others, we increased equipped space by 6,100 square metres. Net of depreciation, this resulted in a €77.8 million increase in property, plant and equipment. At 31 December 2013, the total value of the Company’s property, plant and equipment was €698.7 million.

Intangible assets, which primarily represent power grid rights and software development expenditure, decreased by €0.7 million, to end the year at €17.9 million.

The Company’s deferred tax assets represent the temporary timing differences between the carrying amounts of assets for financial reporting purposes and the amounts for taxation purposes, and result primarily from tax loss carry-forwards. At 31 December 2013, the balance of these deferred tax assets was €34.4 million.

Cash and cash equivalents declined to €45.7 million at year-end 2013 (at the end of 2012: €68.7 million), primarily as a result of capital expenditures, offset by the cash generated from operations and cash received from financing activities.

Trade and other current assets increased by 29%, to €96.7 million. The Company’s contracts typically require that monthly recurring fees are invoiced quarterly in advance, with the exception of metered power usage which is invoiced in arrears.

Total trade payables and other liabilities were €143.6 million at the end of 2013, a 3% increase compared with year-end 2012. Of this, 92%, or €132.1 million (2012 €127.8 million), were current liabilities. Other liabilities include deferred revenue, customer deposits, tax and social security liabilities, and accrued expenses.

Borrowings at year-end 2013 increased to €364.0 million (2012: €288.1 million), primarily as a result of the re-financing and the

€16.0 million mortgage loans over our AMS 3, and PAR 3 and PAR 5 properties. During the year, the Company replaced and expanded its €60 million Revolving Facility with a €100 million Revolving Facility with improved terms. As at 31 December 2013, the facility was undrawn.

26    /    INTERXION ANNUAL REPORT 2013

Subsequent to the year-end, as at 8 April 2014, the Company had drawn €30.0 million under the €100.0 million Revolving Facility to fund expansion.

Interxion continued to be in full compliance with its debt covenants. Our net debt leverage ratio stood at 2.51 compared with a covenant of less than 4.00.

The Company has no significant near-term debt maturities: 94% of the Company’s debt matures in 2018 or beyond. The €325 million 6.00% Senior Secured Notes mature in July 2020.

Shareholders’ equity increased by €12.3 million in 2013 to €387.9 million. The primary drivers of this increase were the net profit of the Company in 2013, partly offset by foreign currency translation differences, leading to a total comprehensive income of €4.2 million, and €8.1 million relating to new shares issued in respect of options exercised and share-based payments.

CASH FLOW HIGHLIGHTS

(€ millions)	2013	2012	2011
Cash generated from operations	102.7	111.7	90.0
Net cash flows from operating activities	72.6	89.1	64.0
Capital expenditures, including intangible assets	(143.4)	(178.3)	(162.0)
Net cash flows used in investing activities	(143.4)	(179.1)	(161.0)
Net cash flows from financing activities	47.9	15.9	140.3
Net movement in cash and cash equivalents	(23.0)	(74.0)	43.6
Cash and cash equivalents at the end of the year	45.7	68.7	142.7

CASH FLOW

During 2013, cash generated from operations was €102.7 million, 8% lower than in 2012 (€111.7 million), principally as a result of an increase in working capital. Principal components of this were movements in trade and other current assets, including an increase in accrued income and also VAT receivable arising from an increase in capital expenditure late in the fourth quarter.

Reported interest paid in 2013 was €22.7 million (2012: €18.1 million). In accordance with IFRS, Interxion is required to capitalise interest costs during construction. The related cash interest costs reported in “Purchase of property, plant and equipment” in 2013 was €3.7 million (2012: €8.2 million).

Cash income taxes increased by 43%, to €7.9 million (2012: €5.5 million). As a result, net cash flow from operating activities decreased by 19%, to €72.6 million (2012: €89.1 million).

Capital expenditure for 2013, which included the purchase of property, plant and equipment, plus the purchase of intangible assets, totalled €143.4 million. These investments were financed through the cash generated from operations, the incremental funds, as a result of the refinancing and mortgages, as well as €23.0 million cash on the Company’s balance sheet; €135.1 million of this expenditure was invested in expansion and upgrade projects to fuel the Company’s future growth.

Net cash flow from financing activities was €47.9 million (2012: €15.9 million). In 2013, the Company refinanced its debt, with net proceeds of €29.2 million. As a result of the refinancing, the 9.50% Senior Secured Notes due 2017 were redeemed and replaced with the 6.00% Senior Secured Notes due 2020. In addition, we acquired additional capital at attractive rates and further reduced our overall cost of capital by securing mortgages on our wholly owned properties of the PAR 3, PAR 5 and AMS 3 data centres. This resulted in a €15.5 million inflow, net of fees. The Company also received €4.5 million from the exercise of stock options.

While the Company does not currently hedge its foreign exchange exposure, exchange rates had a small negative impact on cash balances in 2013, compared with a small positive impact in 2012.

During 2013, the Company’s net movement in cash and cash equivalents was a reduction of €23.0 million in cash from €68.7 million at the beginning of the year to €45.7 million at the end of the year.

INTERXION ANNUAL REPORT 2013 / 27

REPORT OF THE BOARD OF DIRECTORS

28 / INTERXION ANNUAL REPORT 2013

REPORT OF THE

BOARD OF DIRECTORS

STRUCTURE

InterXion Holding N.V. (the “Company”) is a public limited liability company incorporated under the laws of the Netherlands and is the direct or indirect parent company of all companies forming the Interxion group of companies (the “Group”). Our corporate seat is in Amsterdam, the Netherlands. Our principal office is at Tupolevlaan 24, 1119 NX, Schiphol-Rijk, the Netherlands. The Company was incorporated on 6 April 1998 as European Telecom Exchange B.V. and was renamed InterXion Holding B.V. on 12 June 1998. On 11 January 2000 the Company was converted into a Naamloze Vennootschap. Since 28 January 2011 the Company’s shares have been listed on the New York Stock Exchange (“NYSE”).

The Company has one class of shares of which 68,867,038 had been issued and paid-in as of 31  December 2013. Of these shares 20,375,252 were issued by the Company in 2011 as part of its initial public offering.

BOARD OF DIRECTORS

BOARD POWERS AND FUNCTION

The Company has a one-tier management structure with one board of directors, currently consisting of one Executive Director and six Non-executive Directors. Our Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of the Netherlands and our Articles of Association. In all its dealings, our Board shall be guided by the interests of our Group as a whole, including our shareholders and other stakeholders. Our Board has the final responsibility for the management, direction and performance of us and our Group. Our Executive Director is responsible for the day-to-day management of the Company. Our Non-executive Directors supervise the Executive Director and our general affairs, and provide general advice to the Executive Director.

Our Chief Executive Officer (“CEO”), the Executive Director, is the general manager of our business, subject to the control of our Board, and is entrusted with all of our Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of our Board. Matters expressly delegated to our CEO are validly resolved upon by our CEO and no further resolutions, approvals or other involvement of our Board is required. Our Board may also delegate authorities to its committees. Upon any such delegation our Board supervises the execution of its responsibilities by our CEO and/or our Board committees. The Board remains ultimately responsible for the fulfilment of its duties. Moreover, its members remain accountable for the actions and decision of the Board and have ultimate responsibility for the Company’s management and the external reporting. The Board’s members are accountable to the shareholders of the Company at its Annual General Meeting of Shareholders.

BOARD MEETINGS AND DECISIONS

All resolutions of our Board are adopted by a simple majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorise another member of the Board to represent him/ her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman has the casting vote.

Our Board meets as often as it deems necessary or appropriate or upon the request of any member of our Board. During 2013 our Board met seven times. Our Board has adopted rules, which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by our Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-executive Directors. Our Board has appointed one of the Directors as Chairman and one of the Directors as Vice-Chairman of the Board. Our Board is further assisted by a Corporate Secretary. The Corporate Secretary may be a member of our Board or of our Senior Management and is appointed by our Board.

INTERXION ANNUAL REPORT 2013    /    29

COMPOSITION OF THE BOARD

Our Board consists of a minimum of one Executive Director and a minimum of three Non-executive Directors, provided that our Board is comprised of a maximum of seven members. The number of Executive Directors and Non-executive Directors is determined by our General Meeting of shareholders, with the proviso that the majority of our Board must consist of Non-executive Directors. Only natural persons can be Non-executive Directors. The Executive Directors and Non-executive Directors are appointed by our General Meeting of Shareholders, provided that our Board is classified, with respect to the term for which each member of our Board will severally be appointed and serve as a member of our Board, into three classes, as nearly equal in number as reasonably possible.

Our Directors are appointed for a period of three years. The initial class I Directors served for a term that expired at the Annual General Meeting of Shareholders held in 2011; the initial class II Directors served for a term that expired at the Annual General Meeting of Shareholders held in 2012; and the initial class III Directors are serving for a term expiring at the Annual General Meeting of Shareholders held in 2013. At each Annual General Meeting of Shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding Annual General Meeting of Shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

Our Board has nomination rights with respect to the appointment of a Director. Any nomination by our Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it is binding, and the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates, and will be effected through election. Notwithstanding the foregoing, our General Meeting of Shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding. Upon completion of the initial public offering in January 2011, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our Board of Directors, including the right to nominate the Chairman of our Board of Directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with the other shareholders’ interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to the holders of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with the Company’s business or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company, and might ultimately affect the market price of our ordinary shares.

In a letter dated 26 February 2014, Lamont Finance, N.V. and Baker Communications Fund II, L.P., the private equity funds affiliated with Baker Capital (collectively “Baker”), notified the board of directors of the Company that, pursuant to the shareholders’ agreement, they intend to designate two additional individuals to be elected at the Company’s 2014 Annual General Meeting, each of whom must meet the standards for independence under the requirements of the NYSE. The letter further states, “Baker believes all stakeholders would benefit from a newly constituted Board that is focused on enhancing corporate governance and is open to all avenues for creating and maximizing shareholder value.” As of the date of this report, the Company has not received the names of any additional nominees from Baker.

The majority of our Directors are independent as required by the NYSE Manual. Of our Non-executive Directors, Mr Baker and Mr Manning are considered to be non-independent as they are both general partners of Baker Capital affiliates. Our other Non-executive Directors are all independent.

Directors may be suspended or dismissed at any time by our General Meeting of Shareholders. A resolution to suspend or dismiss a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Executive Directors may also be suspended by the Board.

On 1 January 2013 the Act on Management and Supervision became effective. This Act considers that a board is well balanced if it consists of at least 30% women and 30% men. “Large” companies must take this into account:

•	Upon appointment and, where applicable, recommendation for nomination or nomination for appointment of Directors; and

•	When drawing up the profile for the size and composition of the Board.

A company is considered “large” if, on two consecutive balance sheet dates, at least two of the following three criteria are met:

•	The value of the company’s assets according to its balance sheet, based on the acquisition and manufacturing price, exceeds €17,500,000;

•	The net turnover exceeds €35,000,000; and

•	The average number of employees is at least 250.

The Company is committed to making an effort to increase the number of women on our Board of Directors, which it will primarily do by focusing on female candidates for Director positions. The main focus of the Company will continue to be on ensuring that those persons best qualified for a position on our Board of Directors are nominated, irrespective of their gender.

30    /    INTERXION ANNUAL REPORT 2013

DIRECTORS

David Ruberg, President, Chief Executive Officer,

Vice-Chairman and Executive Director

David Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of our Board of Directors when it became a one-tier board in 2011.

David served as Chairman of our Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. From January 2002 until October 2007 he was affiliated with Baker Capital, a private equity firm. From April 1993 until October 2001 he was

Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web-hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. David holds a Bachelor’s degree from Middlebury College and a Master’s in Computer and Communication Sciences from the University of Michigan.

INTERXION ANNUAL REPORT 2013    /    31

John C. Baker, Chairman and Non-executive Director

John Baker is the Chairman of our Board of Directors.

Before the Company moved to a one-tier board in January 2011, John served as Chairman of our Supervisory Board, which he joined in 2007. He founded Baker Capital in 1995. John is a member of the board of Wine.com and University of Cincinnati IAC. He is a graduate of Harvard College and Harvard Business School.

Robert M. Manning, Non-executive Director

Before the conversion into a one-tier board in January 2011, Robert was a member of our Supervisory Board, which he joined in 2002.

Robert is a general partner with Baker Capital. He was CFO of Intermedia Communications, Inc., a NASDAQ-listed broadband communications services provider, from 1996 to 2001 and a Director of its majority-owned subsidiary Digex, Inc., a NASDAQ-listed managed web-hosting company, from 1998 to 2001. Prior to Intermedia, Robert was a founding executive of DMX, Inc. — the first satellite- and cable-delivered digital radio network — from 1990 to 1996. Before that, he worked as an investment banker to the cable television and communications industries. He serves on the boards of Wine.com (Chairman) and Core Value Software (Chairman). He is a graduate of Williams College.

David Lister, Non-executive Director

David Lister became a Non-executive Director of our Board in 2011.

He was appointed Global Chief Information Officer at National Grid in March 2009. He is also a non-executive Director of the UK Government’s Department of Work and Pensions. Before joining National Grid, David held CIO positions at a number of leading international companies, including Royal Bank of Scotland, Reuters, Boots, Glaxo Wellcome and Guinness plc. Prior to these assignments, he held a series of increasingly senior IT positions across a range of industries, including chemicals, construction and electronics as well as spending time in management consultancy with Coopers & Lybrand. He was a Non-executive Director of IXEurope, a UK-based colocation provider, which was acquired by Equinix in 2007. David is a member of several IT consultative boards including eSkills, the Skills Sector Council for Business and Information Technology in the UK. Before entering industry, David studied architecture at the University of Edinburgh.

Cees van Luijk, Non-executive Director

Prior to the conversion into a one-tier Board of Directors in January 2011, Cees van Luijk was a member of our Supervisory Board, which he joined in 2002.

Cees was the CEO of Getronics between 1999 and 2001, and before that he was a member of the Global Leadership Team at PricewaterhouseCoopers (PWC). Cees serves on the boards of PontMeyer NV, Holland Colours NV and Broadview Holding BV. Cees is a Certified Public Accountant in the Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University, Rotterdam.

Michel Massart, Non-executive Director

Michel Massart became a Non-Executive Director in 2012.

He is a former managing partner of PricewaterhouseCoopers (PWC) in Belgium, where he held various positions in the field of audit, specialising in technology and FMCG companies and the public sector. From 1988 to 1996, he also assumed HR responsibilities for PWC Belgium. In 1997, he set up the corporate finance department of PWC Belgium, specialising in M&A, valuations and corporate restructuring. From 2003 to 2011, he was a Director and the Chairman of the audit committee of Millicom International Cellular S.A., a mobile telephone operator in emerging countries, listed on the NASDAQ and Stockholm stock exchanges. He is a former member of the Board of the Belgian Institute of Statutory Auditors. Michel is currently a professor at the Solvay Brussels School of Economics and Management in Brussels, Belgium, where he lectures on accounting, risk management and corporate governance.

Jean F.H.P. Mandeville, Non-executive Director

Jean F.H.P. Mandeville joined our Board in January 2011.

From October 2008 to December 2010, Jean served as Chief Financial Officer and board member of MACH S.à.r.l. He was an Executive Vice-President and the Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd from February 2005 to September 2008, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd/ST Telemedia from July 2002 to January 2005. Jean was with British Telecom from 1992 to June 2002, where he served in various capacities covering all sectors of the telecommunications market (including wired, wireless and multimedia) in Europe, Asia and the Americas. He was President of Asia Pacific from July 2000 to June 2002, Director of International Development, Asia Pacific from June 1999 to July 2000, and General Manager, Special Projects from January 1998 to July 1999. He was a Senior Consultant with Coopers & Lybrand, Belgium, from 1989 to 1992. He graduated from the University Saint-Ignatius Antwerp with a Master’s in Applied Economics in 1982 and a Special Degree in Sea Law in 1985.

The current members of the Board have been selected with a view to securing the relevant expertise and cultural background that the Company requires in its current state of development. The performance and composition of the Board will be reviewed annually.

DIRECTORS’ INSURANCE AND INDEMNIFICATION

In order to attract and retain qualified and talented persons to serve as members of our Board or of our Senior Management, we currently provide such persons with protection through a directors’ and officers’ insurance policy, and expect to continue to do so. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our Articles of Association, we are required to indemnify each current and former member of our Board who was or is involved in that capacity as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings,

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unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), wilful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

BOARD COMMITTEES

Our Board has established an audit committee, a compensation committee and a nominating committee. Each committee evaluates its performance annually to determine whether it is functioning effectively.

Audit committee

Our audit committee consists of three independent Directors, Cees van Luijk, Michel Massart and Jean Mandeville, with Cees van Luijk serving as the chair of the audit committee. The audit committee is independent as defined under and required by Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE Manual. Our Board of Directors has determined that Cees van Luijk qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F. The audit committee is responsible for the appointment (subject to Board and shareholders’ approval) of independent registered public accounting firm KPMG Accountants N.V. as our statutory auditors, for its compensation and retention, and for oversight of its work. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistleblowing” procedures, certain other compliance matters, and the evaluation of the Company’s policies with respect to risk assessment and risk management. The audit committee met four times during 2013. Most of its time was dedicated to reviewing, with management and with the independent auditor, the unaudited quarterly interim reports and the audited annual Dutch statutory financial statements as well as the 20-F. This included reviewing the effectiveness of the internal controls and of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), and overseeing the Company’s compliance with its legal and regulatory requirements.

Compensation committee

Our compensation committee consists of two independent Directors, Cees van Luijk and David Lister, and one non-independent Director, John C. Baker. Until 7 June 2013 John Baker served as the chair and from that date onwards David Lister serves as chair of the compensation committee. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of shares and stock options and other awards under our equity incentive plan, and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants. The compensation committee met six times during 2013, with a focus on approving the 2012 senior management bonus payout, reviewing the long-term compensation philosophy of the Company, and reviewing and approving the Company’s option grants and senior management’s 2013 cash incentive scheme.

Nominating committee

Our nominating committee consists of two independent Directors, Cees van Luijk and Jean Mandeville, and one non-independent Director, John C. Baker, who serves as the chair of the nominating committee. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting Director candidates to fill any vacancies on the Board. The nominating committee met once during 2013. The main focus of this meeting was to discuss the nomination of Non-executive Directors.

General Meetings of Shareholders and voting rights

Our Annual General Meeting of Shareholders must be held within six months of the end of the previous financial year. It must be held in the Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. The notice convening the Annual General Meeting of Shareholders, together with the agenda for the meeting, shall be sent to the addresses of the shareholders shown in the register of shareholders. An extraordinary general meeting of shareholders may be convened whenever our Board or CEO deems it necessary. In addition, shareholders and/or persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital representing in the aggregate at least one-tenth of the Company’s issued capital, may request the Board to convene a General Meeting of Shareholders, stating specifically the business to be discussed. If the Board has not given proper notice of a General Meeting of Shareholders within the four weeks following receipt of the request, the applicants shall be authorised to convene a meeting themselves. Each of the ordinary shares confers the right to cast one vote. Each shareholder entitled to participate in a General Meeting of Shareholders, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him or her, to exercise his or her voting rights in accordance with our Articles. The voting rights attached to any ordinary shares, or ordinary shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

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At the Annual General Meeting of Shareholders the following items are discussed and/or approved as a minimum:

•	The adoption of the annual accounts;

•	The appointment of the auditor to audit the annual accounts;

•	The discharge of the Directors from certain liabilities;

•	Appointment of Directors; and

•	Allocation of profits.

The Board of Directors requires the approval of the General Meeting of Shareholders for resolutions of the Board that entail a significant change in the identity or character of the Company or the business connected with it, which significant changes in any case include:

•	The transfer of (nearly) the entire business of the Company to a third party;

•	The entering into or termination of a long-term co-operation of the Company or one of its subsidiaries with another legal entity or company or as fully liable partner in a limited or general partnership, if this co-operation or termination is of major significance for the Company; and

•	The acquisition or disposal by the Company or by one of its subsidiaries of participating interests in the capital of a company representing at least one-third of the sum of the assets of the Company as shown on its balance sheet according to the last adopted annual account of the Company.

Shareholders holding at least 3% of our issued share capital may submit agenda proposals for the General Meeting of Shareholders. Provided we receive such proposals no later than 60 days before the date of the General Meeting of Shareholders, and provided that such a proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

Pursuant to the provisions in our Articles of Association, the General Meeting of Shareholders may only upon a proposal of the Board resolve to amend the Company’s Articles of Association, change the Company’s corporate form, enter into a Dutch statutory (de)merger or dissolve and liquidate the Company. Moreover these decisions require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued share capital.

Anti-takeover measures

The Company has no anti-takeover measures in place. Although we do not envisage adopting any specific anti-takeover measures, the Board of Directors, pursuant to the Articles of Association as adopted by the General Meeting of Shareholders on 26 January 2011 and as amended on 20 January 2012, has been designated for a period of five years, which terminates on 28 January 2016, to issue shares and grant rights to subscribe for shares up to the amount of our authorised share capital.

Issuance of shares

The General Meeting of Shareholders is authorised to decide on the issue of new shares or to designate another body of the Company to issue shares for a fixed period of a maximum of five years. On such designation, the number of shares which may be issued must be specified. The designation may be extended for a period not exceeding five years. A resolution of the General Meeting to issue shares or to designate another body of the Company as the competent body to issue shares can only be adopted at the proposal of the Board. The General Meeting of Shareholders has designated the Board as the body of the Company authorised to issue shares with the power to limit or exclude the rights of pre-emption relating thereto for a period that will end on 28 January 2016.

Acquisition by the Company of shares in its issued capital

The Company may acquire shares in its issued capital only if all of the following requirements are met:

1.	The distributable equity of the Company must be at least equal to the purchase price;

2.	The aggregate nominal value of the shares already held by the Company and its subsidiaries and of the shares held in pledge by the Company does not exceed one-half of the Company’s issued capital; and

3.	The Board has been authorised by the General Meeting of Shareholders thereto. Such authorisation shall be valid for not more than 18 months and the General Meeting must specify in the authorisation the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. This authorisation is not required insofar as shares in the Company’s issued share capital are acquired in order to transfer them to employees of the Company or of its subsidiaries as referred to in section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

Our General Meeting of Shareholders authorised our Board to acquire ordinary shares up to a maximum of 10% of the ordinary shares outstanding, whether through the stock exchange or by other means, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market prices of the ordinary shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period that ended on 26 July 2012.

COMPENSATION

Process

In compliance with Dutch law, the General Meeting of Shareholders has adopted a directors’ remuneration policy for the Board of Directors. The remuneration of Executive Directors shall be determined by the Board within the framework of this remuneration policy, which determination will be on the basis of recommendations made by the Board’s Compensation Committee. The remuneration of our Non-executive Directors shall be determined by the General Meeting of Shareholders based on a proposal of the Board.

Policy goal

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labour market, and to align the remuneration of the Directors with the

34    /    INTERXION ANNUAL REPORT 2013

short- and long-term elements of the tasks of the Directors as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

Our Executive Director has a management agreement that terminates on 30 June 2016.

Compensation

The annual compensation to our Executive Director for the year ended 31 December 2013, was €500,000 as annual base salary. Our Executive Director is eligible for an annual cash incentive, which is set at an on-target cash incentive percentage of 100% of his annual base salary. Over 2013 he earned approximately €355,000 for achievements during 2013. In 2013, no new options were granted to the Executive Director. Upon termination, the Executive Director is entitled to a contractually agreed compensation equal to 12 months’ base salary.

The annual compensation to our Non-executive Directors for the year ended 31 December 2013 was €40,000. Each Non-executive Director who was member of the Company’s audit committee in addition received €15,000 gross per annum, and the chairman of the Company’s audit committee received a further €10,000 gross per annum. Each Non-executive Director who was a member of the Company’s compensation committee in addition received €5,000 gross per annum, and the chairman of the Company’s compensation committee received a further €5,000 gross per annum. No other cash incentives are paid to our Non-executive Directors. An overview of the annual compensation of our Non-executive Directors is disclosed in Note 34.

In 2011 our Non-executive Director Mr Jean Mandeville was granted 15,000 options with an exercise price of $13.00, and our Non-executive Director Mr David Lister was granted 15,000 options with an exercise price of $14.74. These options vest over a two-and-a-half- and a three-year period respectively, with the first 33.33% vesting six months and 12 months after the award date respectively, and the remainder vesting in equal annual instalments thereafter. In 2012, our Non-executive Director Mr Michel Massart was granted 15,000 options with an exercise price of $13.92. These options vest over a three-year period with the first 33.33% vesting 12 months after the award date, and the remainder vesting in equal annual instalments thereafter. In 2013 our Non-executive Directors Mr John Baker, Mr Rob Manning and Mr Cees van Luijk were granted 5,000 options each, with an exercise price of $18.01. These options vested at the General Meeting of Shareholders held at 26 June 2013. In 2013 each of our Non-executive Directors was awarded restricted shares equivalent to a value of € 40,000. The number of restricted shares was set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the 2013 Annual General Meeting. For each Non-executive Director all of these restricted shares vest on the day of the next Annual General Meeting, subject to such Non-executive Director having served the entire period. All of these restricted shares will be locked up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due) or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner.

The Company does not contribute to any pension scheme for its Directors. None of the Non-executive Directors is entitled to any contractually agreed benefit upon termination.

SHARES BENEFICIALLY OWNED

In the table below, beneficial ownership includes any shares over which a person exercises sole voting and/or investment power. Ordinary shares subject to options and/or restricted shares exercisable, as at 31 December 2013, are deemed outstanding and have therefore been included in the number of shares beneficially owned. The shared voting and/or investment power, which Mr. Baker and Mr. Manning have through Baker Capital, representing 20,657,892 shares, is not included.

Directors	Shares Beneficially Owned as at 31 December 2013
David Ruberg	1,375,000
John C. Baker	65,618
Robert M. Manning	17,191
David Lister	10,000
Cees van Luijk	160,486
Michel Massart.	5,000
Jean F.H.P. Mandeville	10,000

RISK MANAGEMENT

Risk management and the internal control structure

The aim of our risk management and internal control structure is to find the right balance between an effective, professional enterprise and the risk profile that we are aiming for as a business. Our risk management and internal controls, based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission Enterprise Risk Management Framework (1992), make a significant contribution to the prompt identification and adequate management of strategic and market risks. They also support us in achieving our operational and financial targets and in complying with the applicable laws and regulations. The risk management and internal control structure have been designed to meet the Sarbanes Oxley 404 requirements.

Risk management approach

The Board has the ultimate responsibility for the risk management and internal control structure. Local subsidiary management teams are responsible for implementing the strategy, achieving results, identifying underlying opportunities and risks, and ensuring effective operations. They have to act in accordance with the policy and standards set by the Board, in which they are supported by corporate departments. Compliance to standards and policies is discussed regularly between subsidiary management and representatives of the Board, and is subject to review by corporate departments.

Internal audit function

In 2013, a formal internal audit function was not in place.

Financial instruments

For the Company’s risk management procedures related to financial instruments we refer to the Group’s accounting policies and note 20, as included in these financial statements.

Interxion’s Code of Conduct

Our Code of Conduct and Business Ethics is a reflection of our commitment to act as a responsible social partner and of the way we try to interact with all of our stakeholders.

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RISK FACTORS

Risks related to our business

•	We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

•	Our inability to utilise the capacity of newly planned data centres and data centre expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

•	If we are unable to expand our existing data centres or locate and secure suitable sites for additional data centres on commercially acceptable terms, our ability to grow our business may be limited.

•	Failure to renew or maintain real estate leases for our existing data centres on commercially acceptable terms, or at all, could harm our business.

•	Our leases may obligate us to make payments beyond our use of the property.

•	We may experience unforeseen delays and expenses when fitting out and upgrading data centres, and the costs could be greater than anticipated.

•	We face significant competition and we may not be able to compete successfully against current and future competitors.
•	Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

•	Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

•	A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilise fully the available space at our existing data centres or our plans to open new data centres.

•	A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If those contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

•	Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

•	Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

•	We are dependent on third-party suppliers for equipment, technology and other services.

•	We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

•	Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues and harm our business reputation and financial results.

•	Our insurance may not be adequate to cover all losses.
•	Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

•	We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centres.

•	We face risks relating to foreign currency exchange rate fluctuations.

•	The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we cannot currently predict.

•	Acquisitions, business combinations and other transactions present many risks, and we may not realise the financial or strategic goals that were contemplated at the time of any transaction and such transactions may alter our financial or strategic goals.

•	We focus on the development of communities of interest within customer segments and the attraction of magnetic customers. Our failure to attract, grow and retain these communities of interest could harm our business and operating results.

•	Consolidation may have a negative impact on our business model.

•	Our operations are highly dependent on the proper functioning of our information technology systems. We are in the process of upgrading these systems. The failure or unavailability of such systems during or after the upgrade process could result in the loss of existing or potential customers and harm our reputation, business and operating results.

•	Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

•	We require a significant amount of cash to service our debt, which may limit available cash to fund working capital and capital expenditures. Our ability to generate sufficient cash depends on many factors beyond our control.

•	We may need to refinance our outstanding debt

•	We are subject to significant restrictive debt covenants, which limit our operating flexibility.

Risks related to our industry

•	The European data centre industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data centre capacity and/or a general decrease in demand for data centre services could have an adverse impact on industry pricing and profit margins.

•	If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

•	Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

36    /    INTERXION ANNUAL REPORT 2013

•	Our carrier-neutral business model depends on the presence of numerous telecommunications carrier networks in our data centres.

•	We may be subject to reputational damage and legal action in connection with the information disseminated by our customers.

Risks related to regulation

•	Laws and government regulations governing Internet-related services, related communication services and information technology and electronic commerce across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

•	The industry in which we operate is subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future.

•	Changes in Dutch or foreign tax laws and regulations, or interpretations thereof may adversely affect our financial position.

Risks related to our ordinary shares

•	The market price for our ordinary shares may continue to be volatile.

•	A substantial portion of our total outstanding ordinary shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

•	You may not be able to exercise pre-emptive rights.

•	We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

•	We have never paid, do not currently intend to pay, and may not be able to pay any dividends on our ordinary shares.

•	Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under US law, and shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some US jurisdictions.

•	The interests of our principal shareholders may be inconsistent with your interests.

•	We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home country governance practices rather than the corporate governance requirements of the New York Stock Exchange.

•	You may be unable to enforce judgments obtained in US courts against us.

•	We incur increased costs as a result of being a public company.

•	If our internal controls over financial reporting are found to be ineffective, our financial results or our stock price may be adversely affected.

CONTROLS AND PROCEDURES

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorisation; and providing reasonable assurance that unauthorised acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2013, based on criteria established in the ‘Internal Control Integrated Framework (1992)’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedure (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of 31 December 2013. Based upon the evaluation, the CEO and CFO, concluded that as of 31 December 2013, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and to ensure that material information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report is subject to attestation by the Company’s independent registered public accounting firm. Our consolidated financial statements as of 31 December 2013, 2012 and 2011 have been audited by KPMG Accountants N.V., an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting included in the 2013 annual report on Form 20-F.

INTERXION ANNUAL REPORT 2013    /    37

Changes in internal controls and procedures over financial reporting

Enhancements have been made during the period. There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DUTCH CORPORATE GOVERNANCE CODE

In addition to the “Structure” section of this report on page 29, below is a further description of our corporate governance. Since our initial public offering on 28 January 2011, we are required to comply with the Dutch Corporate Governance Code. The revised Dutch Corporate Governance Code (the Code) became effective on 1 January 2009 and applies to all Dutch companies listed in a government-recognised stock exchange, whether in the Netherlands or elsewhere. Because the Company is listed on the New York Stock Exchange (NYSE) it is also required to comply with the US Sarbanes-Oxley Act of 2002, as well as with NYSE listing rules, and the rules and regulations promulgated by the US Securities and Exchange Commission (SEC).

The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl). The Code is based on a ‘comply or explain’ principle. Material changes in the corporate governance structure of the Company and in its compliance with the Code will be discussed at the Annual General Meeting of Shareholders as a separate agenda item. The discussion below summarises the deviations from the best practice provisions of the Code:

•	Best Practice Provision II.2 contains detailed principles regarding the level and structure of the remuneration of the Board. Our current remuneration policy does not meet all of these principles. We review our remuneration policy on an ongoing basis with a focus on best practice provisions the Company currently does not meet.

•	Best Practice Provision II.2.4 states among others that if options are granted, they shall, in any event, not be exercised in the first three years following the date of granting. The Company has granted options to some of its Directors which vest starting within three years of the date of granting. Although not in accordance with the Code, the Company considers that it is in the best interest of the Company and its stakeholders to align the vesting of the options with the term of their appointment as Director.

•	Best Practice Provision II.2.5 states that shares granted without financial consideration shall be retained for a period of five years or the end of employment if this period is shorter.

•	Best Practice Provision II.2.6 states that the option price may not be fixed at a level lower than a verifiable price or a verifiable price average in accordance with the trading in a regulated market on one or more predetermined days during a period of not more than five trading days prior to and including the day on which the option is granted. On 29 June 2011 Mr Mandeville was awarded 15,000 options to acquire shares in the capital of the Company at an exercise price of $13.00 per share, while the shares on that day traded at $14.74. In accordance with the decision of the General Meeting of Shareholders held on 29 June 2011, Non-executive Directors who are not affiliated with a shareholder of the Company at the time they become a Non-executive Director will receive a one-time grant of 15,000 options to acquire shares in the capital of the Company at an exercise price equal to the price per share on the date such person becomes a Non-executive Director. Mr Mandeville joined our Board on 26 January 2011 and the Company considers that on that day $13.00 was fair value per share. On 20 January 2012, Mr Massart was awarded 15,000 options to acquire shares in the capital of the Company at an exercise price of $13.92 per share which was the fair value per share on the day he joined our Board. In 2013, Mr Baker, Mr Manning and Mr Van Luijk were awarded 5,000 options each, to acquire shares in the capital of the Company at an exercise price of $18.01 per share, while the shares on the grant date traded at $25.61.

•	Best Practice Provision III.2.1 states that all Non-executive Directors, with the exception of not more than one person, shall be independent within the meaning of Best Practice Provision III.2.2. In deviation to this principal, but in compliance with the NYSE Manual, two of our Non-executive Directors are not independent as they are both partners of Baker Capital, a private equity firm that owns 30.00% of the Company’s shares. Given the shareholder structure of the Company it is considered justified to deviate from this best practice principle.

•	Best Practice Provision III.7.1 states that a Non-executive Director may not be granted any shares and/or rights to shares by way of remuneration. The Company has granted shares to all and options to some of its Non-executive Directors as it believes that this is a valuable instrument to align the interests of the Non-executive Directors concerned with those of the Company.

•	Best Practice Provision IV.1.1 states that the General Meeting of Shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of an Executive Director or a Non-executive Director, by an absolute majority which may have to represent at most one-third of the issued capital. To cancel the binding nature of such a nomination, the Company’s Articles require a two-thirds majority representing more than 50% of the issued capital.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. For management’s internal control statement we refer to “Management’s report on internal control over financial reporting” on page 37.

    The Board of Directors

    8 April 2014

INTERXION ANNUAL REPORT 2013    /    39

CONSOLIDATED FINANCIAL STATEMENTS

40 / INTERXION ANNUAL REPORT 2013

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Note	2013	2012 (€’000)	2011
Revenue	5,6	307,111	277,121	244,310
Cost of sales	5,7	(124,141)	(113,082)	(101,766)
Gross profit		182,970	164,039	142,544
Other income	5	341	463	487
Sales and marketing costs	5,7	(22,818)	(20,100)	(17,680)
General and administrative costs	5,7,10	(90,134)	(79,243)	(67,258)
Operating profit	5	70,359	65,159	58,093
Finance income	8	484	907	2,290
Finance expense	8	(57,937)	(18,653)	(25,074)
Profit before taxation		12,906	47,413	35,309
Income tax expense	9	(6,082)	(15,782)	(9,737)
Profit for the year attributable to shareholders		6,824	31,631	25,572
Earnings per share attributable to shareholders post 5:1 reverse stock split at 28 January 2011:
Basic earnings per share: (€)	16	0.10	0.47	0.40
Diluted earnings per share: (€)	16	0.10	0.46	0.39

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended 31 December
	2013	2012 (€’000)	2011
Profit for the year attributable to shareholders	6,824	31,631	25,572
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	(3,220)	2,588	2,253
Effective portion of changes in fair value of cash flow hedge	90	—	—
Tax on items that are, or may be, reclassified subsequently to profit or loss	544	(571)	200
Other comprehensive income/(loss), net of tax	(2,586)	2,017	2,453
Total comprehensive income attributable to shareholders	4,238	33,648	28,025

Note: The accompanying notes form an integral part of these consolidated financial statements.

INTERXION ANNUAL REPORT 2013    /    41

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at 31 December
	Note	2013	2012 (€’000)	2011
Non-current assets
Property, plant and equipment	10	698,748	620,931	477,798
Intangible assets	11	17,878	18,638	12,542
Deferred tax assets	9	34,446	30,376	39,557
Financial asset	12	774	774	—
Other non-current assets	13	16,536	4,959	3,841
		768,382	675,678	533,738
Current assets
Trade and other current assets	13	96,703	74,854	67,874
Cash and cash equivalents	14	45,690	68,692	142,669
		142,393	143,546	210,543
Total assets		910,775	819,224	744,281
Shareholders’ equity
Share capital	15	6,887	6,818	6,613
Share premium	15	485,347	477,326	466,166
Foreign currency translation reserve	15	6,757	9,403	7,386
Hedging reserve, net of tax	15	60	–	–
Accumulated deficit	15	(111,149)	(117,973)	(149,604)
		387,902	375,574	330,561
Non-current liabilities
Trade payables and other liabilities	17	11,537	11,194	10,294
Deferred tax liability	9	4,147	2,414	1,742
Provision for onerous lease contracts	18	4,855	7,848	10,618
Borrowings	19	362,209	288,085	257,267
		382,748	309,541	279,921
Current liabilities
Trade payables and other liabilities	17	132,093	127,778	127,639
Income tax liabilities		2,229	2,301	2,249
Provision for onerous lease contracts	18	4,020	3,978	3,108
Borrowings	19	1,783	52	803
		140,125	134,109	133,799
Total liabilities		522,873	443,650	413,720
Total liabilities and shareholders’ equity		910,775	819,224	744,281

Note: The accompanying notes form an integral part of these consolidated financial statements.

42    /    INTERXION ANNUAL REPORT 2013

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
	(€’000)
Balance at 1 January 2013		6,818	477,326	9,403	—	(117,973)	375,574
Profit for the period		—	—	—	—	6,824	6,824
Hedging result, net of tax		—	—	—	60	—	60
Total other comprehensive income, net of tax		—	—	(2,646)	—	—	(2,646)
Total comprehensive income/(loss), net of tax		—	—	(2,646)	60	6,824	4,238
Exercise of options		69	4,431	—	—	—	4,500
Share-based payments	21	—	3,590	—	—	—	3,590
Total contribution by, and distributions to, owners of the Company		69	8,021	—	—	—	8,090
Balance at 31 December 2013		6,887	485,347	6,757	60	(111,149)	387,902

Balance at 1 January 2012		6,613	466,166	7,386	—	(149,604)	330,561
Profit for the year		—	—	—	—	31,631	31,631
Total other comprehensive income, net of tax		—	—	2,017	—	—	2,017
Total comprehensive income, net of tax		—	—	2,017	—	31,631	33,648
Exercise of options		205	7,750	—	—	—	7,955
Share-based payments	21	—	3,410	—	—	—	3,410
Total contribution by, and distributions to, owners of the Company		205	11,160	—	—	—	11,365
Balance at 31 December 2012		6,818	477,326	9,403	—	(117,973)	375,574

Balance at 1 January 2011		4,434	321,078	4,933	—	(175,176)	155,269
Profit for the year		—	—	—	—	25,572	25,572
Total other comprehensive income, net of tax		—	—	2,453	—	—	2,453
Total comprehensive income, net of tax		—	—	2,453	—	25,572	28,025
IPO proceeds		1,625	142,487	—	—	—	144,112
Conversion of Preferred Shares		337	(337)	—	—	—	—
Liquidation price paid to Preferred Shareholders		—	(3,055)	—	—	—	(3,055)
Exercise of options		217	3,257	—	—	—	3,474
Share-based payments	21	—	2,736	—	—	—	2,736
Total contribution by, and distributions to, owners of the Company		2,179	145,088	—	—	—	147,267
Balance at 31 December 2011		6,613	466,166	7,386	—	(149,604)	330,561

Notes: Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

The accompanying notes form an integral part of these consolidated financial statements.

INTERXION ANNUAL REPORT 2013    /    43

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended 31 December
	Note	2013	2012	2011
			(€’000)
Profit for the year		6,824	31,631	25,572
Depreciation, amortisation and impairments	10/11	57,670	43,993	35,552
IPO transaction costs	5	—	—	1,725
Provision for onerous lease contracts	18	(3,285)	(2,328)	(3,125)
Share-based payments	21	4,149	5,488	2,736
Net finance expense	8	57,453	17,746	22,784
Income tax expense	9	6,082	15,782	9,737
		128,893	112,312	94,981
Movements in trade and other current assets		(22,712)	(7,154)	(16,942)
Movements in trade and other liabilities		(3,510)	6,543	12,009
Cash generated from operations		102,671	111,701	90,048
Interest and fees paid		(22,747)	(18,081)	(24,472)
Interest received		569	1,007	2,251
Income tax paid		(7,930)	(5,545)	(3,784)
Net cash flows from operating activities		72,563	89,082	64,043
Cash flow from investing activities
Purchase of property, plant and equipment		(140,251)	(172,036)	(154,559)
Disposal of property, plant and equipment		—	—	945
Purchase of intangible assets		(3,130)	(6,295)	(7,397)
Acquisition of financial asset		—	(774)	—
Net cash flows used in investing activities		(143,381)	(179,105)	(161,011)
Cash flow from financing activities
Proceeds from exercised options		4,500	7,956	3,474
Proceeds from issuance of new shares at IPO		—	—	142,952
Repayment of ‘Liquidation Price’ to former Preferred Shareholders		—	—	(3,055)
Proceeds from mortgages		15,490	9,890	—
Repayment of mortgages		(1,167)	—	—
Proceeds of 6% Senior Secured Notes due 2020		317,045	—	—
Repayment of 9.50% Senior Secured Notes due 2017		(286,478)	—	—
Payments for revolving facility agreement		(1,398)	(1,159)	(645)
Repayment of other borrowings		(81)	(804)	(2,396)
Net cash flows from financing activities		47,911	15,883	140,330
Effect of exchange rate changes on cash		(95)	163	192
Net movement in cash and cash equivalents		(23,002)	(73,977)	43,554
Cash and cash equivalents, beginning of year		68,692	142,669	99,115
Cash and cash equivalents, end of year	14	45,690	68,692	142,669

Note: The accompanying notes form an integral part of these consolidated financial statements.

44    /    INTERXION ANNUAL REPORT 2013

NOTES TO THE 2013 CONSOLIDATED FINANCIAL STATEMENTS

1	THE COMPANY

Interxion Holding N.V. (the “Company”) is domiciled in the Netherlands. The Company’s registered office is at Tupolevlaan 24, 1119 NX Schiphol-Rijk, the Netherlands. The consolidated financial statements of the Company for the year ended 31 December 2013 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of cloud and carrier-neutral data centres.

The financial statements, which were approved and authorised for issue by the Board of Directors on 8 April 2014, are subject to adoption by the General Meeting of Shareholders.

2	BASIS OF PREPARATION

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), effective as at 31 December 2013, as issued by the Internal Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

Change in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after 1 January 2013 for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the European Union for periods ending after 1 January 2014. For preparation of these financial statements, these standards have been early adopted under IFRS as endorsed by European Union.

Consolidation and disclosures

IFRS 10 ”Consolidated Financial Statements”, IFRS 11 ”Joint Arrangements”, IFRS 12 ”Disclosure of Interests in Other Entities” and revised standards IAS 27 ”Separate Financial Statements” and IAS 28 ”Investments in Associates and Joint Ventures” were issued during 2011 and are required to be adopted, with retrospective effect, by 1 January 2013 as per IFRS as issued by the IASB and by 1 January 2014 as per IFRS as endorsed by the European Union. In preparing these financial statements, these standards as per IFRS as endorsed by the European Union have been early adopted. The standards reinforce the principles for determining when an investor controls another entity, amend in certain cases the accounting for arrangements where an investor has joint control and introduce changes to certain disclosures. The impact of the changes did not have an impact on the financial statements.

Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no impact on the Group’s assets and liabilities.

Presentation of items of Other Comprehensive Income (“OCI”)

As a result of amendments to IAS 1, the Group has modified the presentation of items of OCI in the statement of OCI, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly. For the Group there are no items that would never be reclassified to profit or loss.

Offsetting financial assets and financial liabilities

The amendment to IAS32 regarding the presentation and offsetting of financial assets and financial liabilities had no impact on the Group’s assets and liabilities.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates which, together with underlying assumptions, are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on amounts recognised in the financial statements are discussed below:

Property, plant and equipment depreciation (see also Note 10)

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. Furthermore, the valuation of some of the assets under construction requires judgements which are related to the probability of signing lease contracts and obtaining planning permits.

INTERXION ANNUAL REPORT 2013    /    45

Intangible fixed assets amortisation (see also Note 11)

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective.

Lease accounting (see also Note 22)

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgements and estimates.

Provision for onerous lease contracts (see also Note 18)

A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data centre sites over the term of the leases. Where unused sites have been sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (see also Note 24)

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly, based on the rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred taxation (see also Note 9)

Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognised where it is probable that they will be recovered, based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending on local financial performance in each tax jurisdiction.

Share-based payments (see also Note 21)

The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares, are measured at fair value at the date of grant. The fair value at the grant date is determined using the Black Scholes model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the date of grant.

Senior Secured Notes due 2020 (see also Note 19)

The Senior Secured Notes due 2020 are valued at amortised costs. The Senior Secured Notes due 2020 indenture includes optional redemption provisions, which allow us to redeem the Notes prior to their stated maturity. As part of the initial measurement of the amortized cost value of the Senior Secured Notes due 2020, we have assumed that the Notes will be held to maturity. If we redeem all or part of the Notes prior to their stated maturity the liability will be re-measured based on the original effective interest rate. The difference between the liability of excluding a change in assumed early redemption and the liability compared to including a change in assumed early redemption, will be reflected in our profit and loss.

Change in estimated useful lives of certain property, plant and equipment

A substantial amount of property, plant and equipment is recorded on the Group’s consolidated balance sheet. The majority of our property, plant and equipment represent the costs incurred to build out our data centres. We depreciate our property, plant and equipment using the straight-line method over the estimated useful lives of the respective assets. The Company reviews the estimated useful lives annually.

In the fourth quarter of the year 2013 the Company completed its review of the estimated useful lives of its property, plant and equipment. As a result of the review we concluded that we were generally using certain of our existing assets longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective 1 October 2013 under IAS 8 “Change in Accounting Estimates”.

In the fourth quarter of the year 2013, we recorded approximately €2 million lower depreciation expenses as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualised basis, the depreciation charges would have been approximately €8 million lower.

A further outcome of the review was to enhance the classification and grouping of the different property, plant and equipment for which reference is made to in Note 10 “Property, plant and equipment”.

The changes in useful lives are reflected in the tables below:

Prior year’s disclosure

Asset category	Depreciation term
Data centre freehold land	Not depreciated
Data centre building and equipment	10-30 years
Office buildings	10-15 years
Office equipment	3-5 years

Updated disclosure

Asset category	Depreciation term
Data centre freehold land	Not depreciated
Data centre buildings	15-30 years
Data centre infrastructure and equipment	5-20 years
Office and other equipment	3-15 years

Functional and presentation currency

These consolidated financial statements are presented in euros, the Company’s functional and presentation currency. All information presented in euros has been rounded to the nearest thousand, except when stated otherwise.

46 / INTERXION ANNUAL REPORT 2013

3	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities that are directly or indirectly controlled by the Company. Subsidiaries are entities that are controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The accounting policies set out below have been applied consistently by all subsidiaries to all periods presented in these consolidated financial statements.

Loss of control

When the Group loses control over a subsidiary, the Company de-recognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealised income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Subsidiaries

With the exception of Stichting Administratiekantoor Management Interxion, all the subsidiary undertakings of the Group as set out below are wholly owned. Stichting Administratiekantoor is part of the consolidation based on the Group’s control over the entity.

•	Interxion HeadQuarters B.V., Amsterdam, the Netherlands;

•	Interxion Nederland B.V., Amsterdam, the Netherlands;

•	Interxion Trademarks B.V., Amsterdam, the Netherlands;

•	Interxion Österreich GmbH, Vienna, Austria;

•	Interxion Real Estate VII GmbH, Vienna, Austria;

•	Interxion Belgium N.V., Brussels, Belgium;

•	Interxion Real Estate IX N.V., Brussels, Belgium;

•	Interxion Denmark ApS, Copenhagen, Denmark;

•	Interxion Real Estate VI ApS, Copenhagen, Denmark;

•	Interxion France SAS, Paris, France;

•	Interxion Real Estate II SARL, Paris, France;

•	Interxion Real Estate III SARL, Paris, France;

•	Interxion Deutschland GmbH, Frankfurt, Germany;

•	Interxion Ireland Ltd, Dublin, Ireland;

•	Interxion Telecom SRL, Milan, Italy;

•	Interxion España SA, Madrid, Spain;

•	Interxion Sverige AB, Stockholm, Sweden;

•	Interxion (Schweiz) AG, Zurich, Switzerland;

•	Interxion Real Estate VIII AG, Zurich, Switzerland;

•	Interxion Carrier Hotel Ltd., London, United Kingdom;

•	Interxion Europe Ltd., London, United Kingdom;

•	Interxion Real Estate Holding B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate I B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate IV B.V., Amsterdam, the Netherlands;
•	Interxion Real Estate V B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate X B.V., Amsterdam, the Netherlands;

•	Interxion Operational B.V., Amsterdam, the Netherlands;

•	Interxion Datacenters B.V., The Hague, the Netherlands (formerly Centennium Detachering B.V.);

•	Interxion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Trading B.V., Amsterdam, the Netherlands (dormant);

•	Interxion B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management Interxion, Amsterdam, the Netherlands.

Foreign currency

Foreign currency transactions

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to euros at average exchange rates.

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences, if any, arising on net investments, including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognised directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowing costs are capitalised based on the effective interest rate of the Senior Secured Notes.

INTERXION ANNUAL REPORT 2013    /    47

Statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. The cash flow statement distinguishes between operating, investing and financing activities.

Cash flows in foreign currencies are converted at the exchange rate at the dates of the transactions. Currency exchange differences on cash held are separately shown. Payments and receipts of corporate income taxes and interest paid are included as cash flow from operating activities.

Financial instruments

Derivative financial instruments

Derivatives are initially recognised at fair value; any attributable transaction costs are recognised in profit and loss as they are incurred. Subsequent to initial recognition, derivatives are measured at their fair value, and changes therein are generally recognised in profit and loss.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognised in OCI and accumulated in the hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to the profit or loss in the same period, or periods, during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires, is sold, terminated or exercised, or the designation is revoked, hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, the amount accumulated in equity is reclassified to profit or loss.

Fair values are obtained from quoted market prices in active markets or, where an active market does not exist, by using valuation techniques. Valuation techniques include discounted cash flow models.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

The Group de-recognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Financial assets are designated as at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transactions costs are recognised in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which takes into account any dividend income, are recognised in profit and loss.

The fair values of investments in equity are determined with reference to their quoted closing bid price at the measurement date or, if unquoted, using a valuation technique.

Trade receivables and other current assets

Trade receivables and other current assets are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables and other current assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement.

When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Preference share capital, no longer applicable since the IPO in January 2011, is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognised as distributions within equity on approval by the Group’s shareholders.

Trade payables and other current liabilities

Trade payables and other current liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

48 / INTERXION ANNUAL REPORT 2013

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalised borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended use and internal employment costs that are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised within income.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. Following the change in estimated useful lives, the principal periods, prospectively applied as of 1 October 2013, used for this purpose are:

Data centre freehold land	Not depreciated
Data centre buildings	15–30 years
Data centre infrastructure and equipment	5–20 years
Office and other equipment	3–15 years

Depreciation methods, useful lives and residual values are reviewed annually.

Data centre freehold land consists of the land owned by the Company. The data centre buildings consist of the core and shell in which we have constructed a data centre. Data centre infrastructure and equipment comprises data centre structures, leasehold improvements, data centre cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialised heating, fire detection and suppression equipment, and monitoring equipment. Office and other equipment comprises office leasehold improvements and office equipment consisting of furniture, computer equipment and software.

Intangible assets

Intangible assets represent power grid rights, software and other intangible assets, and are recognised at cost less accumulated amortisation and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Software includes development expenditure, which is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditure capitalised includes the cost of material, services and direct labour costs that are directly attributable to preparing the asset for its intended use.

Amortisation is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortisation methods, useful lives and residual values are reviewed annually.

  The estimated useful lives are:

Power grid rights	10–15 years
Software	3–5 years
Other intangibles	3–12 years

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Considering the Company manages its data centres by country, and, given the data centre campus structures, the financial performance of data centres within a country is highly interdependent, the Company has determined that the cash-generating unit for impairment-testing purposes should be the group of data centres per country, unless specific circumstances would indicate that a single data centre is a cash-generating unit.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro-rata basis.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

INTERXION ANNUAL REPORT 2013 / 49

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group de-recognises a borrowing when its contractual obligations are discharged, cancelled or expired.

As part of the initial measurement of the amortised costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will go through the profit and loss.

Provisions

A provision is recognised in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortised in future years through interest.

A provision for site restoration is recognised when costs for restoring leasehold premises to their original condition at the end of the lease need to be made and the likelihood of this liability is estimated to be probable. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 24.

A provision for onerous lease contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

Leases

Leases, in which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognised on the Group’s statement of financial position. Payments made under operating leases are recognised in the income statement, or capitalised during construction, on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. This will be the case if the following two criteria are met:

•	the fulfilment of the arrangement is dependent on the use of a specific asset or assets; and

•	the arrangement contains the right to use an asset(s).

At inception or on reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first segment is France, Germany, the Netherlands and the United Kingdom, the second segment is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflow during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance, and are not required by or presented in accordance with IFRS. EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in

50 / INTERXION ANNUAL REPORT 2013

provision for onerous lease contracts, IPO transaction costs and income from subleases on unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €325 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

Revenue recognition

Revenue is recognised when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components and, if necessary, applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue and lease income are recognised in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognised as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognised on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognised in the income statement on a straight-line basis over the initial term of the customer contract. Power revenue is recognised based on customers’ usage.

Other services revenue, including managed services, connectivity and customer installation services including equipment sales are recognised when the services are rendered. Certain installation services and equipment sales, which by their nature have a non-recurring character, are presented as non-recurring revenues and are recognised on delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognised after more than one year are held in non-current liabilities.

Cost of sales

The cost of sales consists mainly of rental costs for the data centres and offices, power costs, maintenance costs, relating to the data centre equipment, operation and support personnel costs, and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

General and administrative costs

General and administrative costs are expensed as incurred.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, they are discounted to their present value.

Share-based payments

The share-option programme enables Group employees to acquire shares (and before the IPO share certificates) of the Company. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model, is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

INTERXION ANNUAL REPORT 2013 / 51

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method, fair value losses on financial assets at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data centre assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis, as either finance income or expenses, depending on whether the foreign currency movements are in a net gain or a net loss position.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilised.

A deferred tax asset is also recognised for unused tax losses and tax credits. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will have an impact on tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realised simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Before the IPO, ordinary shares shared on an equal basis in profits with preference shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary and preference shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preference shareholders and the weighted average number of ordinary and preference shares outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted.

New standards, amendments and interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below were available for early adoption in the annual period beginning January 1, 2013. The Group has yet to adopt the following new standards, amendments to standards and interpretations, as they were not compulsory:

Effective date	New standard or amendments
1 January 2014	Amendments to IAS32: Off-setting financial assets and financial liabilities;
Amendments to IFRS10, IFRS12 and IAS27: Investment entities;
Amendments to IAS36: Recoverable amount disclosures for non-financial assets.

52 / INTERXION ANNUAL REPORT 2013

4	FINANCIAL RISK MANAGEMENT

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and its management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analysing the risks faced, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees the way management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks the Group faces.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer, serviced from multiple locations and under multiple service contracts, accounts for less than 10% of the recurring revenues for 2013, 2012 and 2011.

Trade and other receivables

The Group’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group has an established credit policy under which each new customer is analysed individually for creditworthiness before it begins to trade with the Group. If customers are independently rated, these ratings are used. If, there is no independent rating, the credit quality of the customer is analysed taking its financial position, past experience and other factors into account.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2013, 95% (2012: 94% and 2011: 93%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 20). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. Term risk is limited to short-term deposits. The Group monitors its cash position, including counterparty and term risk, daily.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 24).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the its reputation or jeopardising its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which is done on a daily and weekly basis. Typically, the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses, including the servicing of financial obligations, for a period of 60 days; this excludes the potential impact of extreme circumstances, such as natural disasters, that cannot reasonably be predicted.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (see Note 22).

On 3 July 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”). The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

INTERXION ANNUAL REPORT 2013 / 53

The €325 million Senior Secured Notes due 2020 are governed by an indenture dated 3 July 2013, between the Company, as issuer, and the Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On 17 June 2013, the Company entered into a new €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving facility agreement replaced the €60 million revolving facility agreement.

On 3 July 2013, in connection with the issuance of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this revolving facility agreement were satisfied.

The revolving facility agreement contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00. The revolving facility also requires Interxion Holding NV, each borrower and each guarantor to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires the Company to comply with a leverage ratio financial covenant (calculated as the ratio of total net debt at each quarter end to pro forma EBITDA for the twelve months ending on that quarter end) not to exceed 4.00 to 1.00.

On 5 November 2012, the Company secured a five-year mortgage bank loan of €10 million, which is secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No covenants apply to this loan next to the repayment schedule.

On 18 January 2013, the Group entered into two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and on the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The repayment of principal under the mortgage loans are required to be repaid in quarterly instalments collectively amounting to €167,000 commencing on 18 April 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of 10 years.

On 26 June 2013, the Group entered into a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing 1 May 2014 and a final repayment of €4,400,000 due on 1 May 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

Further details are in the Borrowing section (see Note 19).

54    /    INTERXION ANNUAL REPORT 2013

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK and SEK.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s borrowings are euro denominated and the Company believes that the interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group, the functional currency of which is the euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issue, in 2010, of Senior Secured Notes due 2017 and the repayment of the old bank facilities, the Group was no longer exposed to significant variable interest rate expense for borrowings. In 2013, as a result of the issue of the Senior Secured Notes due 2020 this was continued.

On 5 November 2012, the Company secured a five-year mortgage of €10 million on the AMS6 data centre property. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears.

On 18 January 2013, the Group entered into two mortgage financings totalling €10 million. The loans are secured by mortgages, on the PAR3 land owned by Interxion Real Estate II Sarl, and the PAR5 land owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of 10 years.

On 26 June 2013, the Group entered into a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points.

As at 31 December 2013, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 300 basis points per annum, (ii) any Danish Kroner amounts drawn would be at the rate of CIBOR plus 300 basis points per annum, (iii) any Swedish Krona amounts drawn would be at the rate of STIBOR plus 300 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 300 basis points per annum. The Revolving Facility was undrawn as at 31 December 2013.

As at 31 December 2013, the interest rate risk was very limited.

Other risks

Price risk

There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction of new data centres or churn in customer contracts, will negatively affect the Group’s income. Customers individually have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group is a significant user of power and has exposure to increases in power prices. It uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Secured Notes, mortgage loans, finance leases and committed debt facilities. It monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of its previous 12 months’ Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders’, creditors’ and customers’ confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centres. Major capital expansion projects are not started unless the Company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored before and after completion.

There were no changes in the Group’s approach to capital management during the year.

INTERXION ANNUAL REPORT 2013 / 55

5	INFORMATION BY SEGMENT

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

INFORMATION BY SEGMENT, 2013	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
			(€’000)
Recurring revenue	182,165	109,109	291,274	—	291,274
Non-recurring revenue	10,293	5,544	15,837	—	15,837
Total revenue	192,458	114,653	307,111	—	307,111
Cost of sales	(71,944)	(44,522)	(116,466)	(7,675)	(124,141)
Gross profit/(loss)	120,514	70,131	190,645	(7,675)	182,970
Other income	341	—	341	—	341
Sales and marketing costs	(7,200)	(5,212)	(12,412)	(10,406)	(22,818)
General and administrative costs	(47,074)	(23,437)	(70,511)	(19,623)	(90,134)
Operating profit/(loss)	66,581	41,482	108,063	(37,704)	70,359
Net finance expense					(57,453)
Profit before taxation					12,906
Total assets	619,356	223,274	842,630	68,145	910,775
Total liabilities	148,884	39,708	188,592	334,281	522,873
Capital expenditures, including intangible assets*	(93,676)	(47,016)	(140,692)	(2,689)	(143,381)
Depreciation, amortisation and impairments	(37,371)	(17,269)	(54,640)	(3,030)	(57,670)
Adjusted EBITDA	104,373	59,097	163,470	(31,633)	131,837

Note: *Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

56    /    INTERXION ANNUAL REPORT 2013

INFORMATION BY SEGMENT 2012	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
			(€’000)
Recurring revenue	159,136	100,113	259,249	—	259,249
Non-recurring revenue	12,640	5,232	17,872	—	17,872
Total revenue	171,776	105,345	277,121	—	277,121
Cost of sales	(66,367)	(40,559)	(106,926)	(6,156)	(113,082)
Gross profit/(loss)	105,409	64,786	170,195	(6,156)	164,039
Other income	463	—	463	—	463
Sales and marketing costs	(6,039)	(4,259)	(10,298)	(9,802)	(20,100)
General and administrative costs	(36,497)	(21,558)	(58,055)	(21,188)	(79,243)
Operating profit/(loss)	63,336	38,969	102,305	(37,146)	65,159
Net finance expense					(17,746)
Profit before taxation					47,413
Total assets	546,842	197,802	744,644	74,580	819,224
Total liabilities	139,576	48,183	187,759	255,891	443,650
Capital expenditures, including intangible assets*	(145,080)	(29,014)	(174,094)	(4,237)	(178,331)
Depreciation, amortisation and impairments	(25,686)	(15,691)	(41,377)	(2,616)	(43,993)
Adjusted EBITDA	90,121	55,068	145,189	(30,174)	115,015

INFORMATION BY SEGMENT 2011	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
			(€’000)
Recurring revenue	136,460	91,868	228,328	—	228,328
Non-recurring revenue	10,352	5,630	15,982	—	15,982
Total revenue	146,812	97,498	244,310	—	244,310
Cost of sales	(58,969)	(37,685)	(96,654)	(5,112)	(101,766)
Gross profit/(loss)	87,843	59,813	147,656	(5,112)	142,544
Other income	487	—	487	—	487
Sales and marketing costs	(4,730)	(3,876)	(8,606)	(9,074)	(17,680)
General and administrative costs	(30,014)	(17,956)	(47,970)	(19,288)	(67,258)
Operating profit/(loss)	53,586	37,981	91,567	(33,474)	58,093
Net finance expense					(22,784)
Profit before taxation					35,309
Total assets	412,160	181,186	593,346	150,935	744,281
Total liabilities	97,779	40,774	138,553	275,167	413,720
Capital expenditures, including intangible assets*	(122,880)	(35,366)	(158,246)	(3,710)	(161,956)
Depreciation, amortisation and impairments	(21,289)	(12,371)	(33,660)	(1,892)	(35,552)
Adjusted EBITDA	74,774	50,676	125,450	(27,813)	97,637

Note: *Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

INTERXION ANNUAL REPORT 2013    /    57

RECONCILIATION ADJUSTED EBITDA

Consolidated	2013	2012	2011
		(€’000)
Profit for the year attributable to shareholders	6,824	31,631	25,572
Income tax expense	6,082	15,782	9,737
Profit before taxation	12,906	47,413	35,309
Finance income	(484)	(907)	(2,290)
Finance expense	57,937	18,653	25,074
Operating profit	70,359	65,159	58,093
Depreciation, amortisation and impairments	57,670	43,993	35,552
EBITDA(1)	128,029	109,152	93,645
Share-based payments	4,149	5,488	2,736
Increase/(decrease) in provision of onerous lease contracts(2)	—	838	18
IPO transaction costs	—	—	1,725
Income from sub-lease of unused data centre sites	(341)	(463)	(487)
Adjusted EBITDA	131,837	115,015	97,637

France, Germany, Netherlands and UK	2013	2012	2011
		(€’000)
Operating profit	66,581	63,336	53,586
Depreciation, amortisation and impairments	37,371	25,686	21,289
EBITDA(1)	103,952	89,022	74,875
Share-based payments	762	724	368
Increase/(decrease) in provision onerous lease contracts(2)	—	838	18
Income from sub-lease of unused data centre sites	(341)	(463)	(487)
Adjusted EBITDA	104,373	90,121	74,774

Rest of Europe	2013	2012	2011
		(€’000)
Operating profit	41,482	38,969	37,981
Depreciation, amortisation and impairments	17,269	15,691	12,371
EBITDA(1)	58,751	54,660	50,352
Share-based payments	346	408	324
Adjusted EBITDA	59,097	55,068	50,676

Corporate and other	2013	2012	2011
		(€’000)
Operating profit	(37,704)	(37,146)	(33,474)
Depreciation, amortisation and impairments	3,030	2,616	1,892
EBITDA(1)	(34,674)	(34,530)	(31,582)
Share-based payments	3,041	4,356	2,044
IPO transaction costs	—	—	1,725
Adjusted EBITDA	(31,633)	(30,174)	(27,813)

Note:	(1) Operating profit plus depreciation, amortisation and impairments of assets.
(2) Before deduction of income from subleases on unused data centre sites.

In 2013, the share-based payments include an amount of €559,000 related to taxes and social security charges (2012: €2,078,000). In 2011, the IPO transaction costs represented the write-off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

58    /    INTERXION ANNUAL REPORT 2013

6	REVENUE

Revenue consists of colocation revenue derived from the rendering of data centre services, which includes customer installation services and equipment sales.

7	EMPLOYEE BENEFIT EXPENSES

The Group employed an average of 425 employees (full-time equivalents) during 2013 (2012: 385 and 2011: 347). Costs incurred in respect of these employees were:

	2013	2012	2011
		(€’000)
Salaries and bonuses	32,369	30,229	26,540
Social security charges	5,535	5,295	4,364
Contributions to defined contribution pension plans	2,051	1,776	1,487
Other personnel-related costs	8,309	5,233	6,155
Share-based payments	4,149	5,488	2,736
	52,413	48,021	41,282

The following income statement line items include employee benefit expenses of:

	2013	2012	2011
		(€’000)
Costs of sales	19,963	16,634	15,147
Sales and marketing costs	14,942	12,300	11,352
General and administrative costs	17,508	19,087	14,783
	52,413	48,021	41,282

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

In 2013 and 2012, the Dutch Government imposed a crisis wage tax payable by employers. The total charge in 2013, included in “General and administrative costs”, amounted to €417,000 (2012: €1,854,000).

60    /    INTERXION ANNUAL REPORT 2013

8	FINANCE INCOME AND EXPENSE

	2013	2012	2011
		(€’000)
Bank and other interest	484	907	2,271
Net foreign currency exchange gain	—	—	19
Finance income	484	907	2,290
Interest expense on Senior Secured Notes, bank and other loans	(22,594)	(16,680)	(23,302)
Interest expense on finance leases	(1,642)	(61)	(57)
Interest expense on provision for onerous lease contracts	(334)	(428)	(518)
Other financial expenses	(32,751)	(1,221)	(1,197)
Net foreign currency exchanges loss	(616)	(263)	—
Finance expense	(57,937)	(18,653)	(25,074)
Net finance expense	(57,453)	(17,746)	(22,784)

In 2013, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of €7.5 million lower capitalised borrowing costs.

As a result of the refinancing completed on 3 July 2013, the Company incurred costs, presented in “Other financial expenses” of approximately €31 million, of which €26.5 million in cash related to the tender and redemption premiums and consent fees for the 9.50% Senior Secured Notes due 2017 (the “Senior Secured Notes due 2017”), and €4.5 million non-cash expenses from the deferred financing costs related to the former €60 million Revolving Facility Agreement and the unamortised costs of the Senior Secured Notes due 2017.

The “Interest expense on provision for onerous lease contracts” related to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

9	INCOME TAXES

INCOME TAX BENEFIT/(EXPENSE)

	2013	2012	2011
		(€’000)
Current taxes	(7,888)	(6,219)	(5,033)
Deferred taxes	1,806	(9,563)	(4,704)
Total income tax (expense)/benefit	(6,082)	(15,782)	(9,737)

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RECONCILIATION OF EFFECTIVE TAX RATE

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2013 (25% in 2012 and 25% in 2011) and the actual tax benefit/(expense) with an effective interest rate of 47.1% (33.3% in 2012 and 27.6% in 2011) is as follows:

	2013	2012	2011
		(€’000)
Profit for the year	6,824	31,631	25,572
Income tax expense	(6,082)	(15,782)	(9,737)
Profit before taxation	12,906	47,413	35,309

Income tax using Company’s domestic tax rate	(3,227)	(11,854)	(8,827)
Effect of tax rates in foreign jurisdictions	(1,007)	(1,308)	(1,300)
Change in tax rate and legislation	305	(1,042)	(325)
Non-deductible expenses	(2,041)	(1,372)	(1,494)
Recognition of previously unrecognised tax losses	—	355	2,741
Current year results for which no deferred tax asset was recognised	25	(328)	219
Prior year adjustments included in current year tax	344	201	(243)
Change in previously unrecognised temporary differences	—	—	37
Other	(481)	(434)	(545)
Income tax (expense)/benefit	(6,082)	(15,782)	(9,737)

RECOGNISED DEFERRED TAX ASSETS/(LIABILITIES)

The movement in recognised deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
			(€’000)
1 January 2011	296	5,248	4,693	38,374	48,611
Recognised in profit/(loss) for 2011	14,526	(866)	(2,635)	(15,316)	(4,291)
Recognised in equity	—	—	—	3,225	3,225
Effects of movements in exchange rates	(74)	—	(10)	197	113
31 December 2011	14,748	4,382	2,048	26,480	47,658
Recognised in profit/(loss) for 2012	210	(743)	2,547	(8,013)	(5,999)
Recognised in equity	—	—	—	(571)	(571)
Effects of movements in exchange rates	21	—	5	255	281
31 December 2012	14,979	3,639	4,600	18,151	41,369
Recognised in profit/(loss) for 2013	(990)	(1,022)	869	5,924	4,781
Recognised in equity	—	—	—	544	544
Effects of movements in exchange rates	2	—	—	(104)	(102)
31 December 2013	13,991	2,617	5,469	24,515	46,592
Offset deferred tax liabilities	(7,696)	—	(693)	(3,757)	(12,146)
Net deferred tax assets/(liabilities)	6,295	2,617	4,776	20,758	34,446

Accumulated tax losses in the Netherlands available as at 31 December 2010, which were due to expire by 31 December 2011, have been preserved and renewed, resulting in a temporary valuation difference for intangible assets.

In 2011, a total of €3,225,000 in deferred taxes was recognised directly in equity to account for the deferred tax impact of fiscally deductible IPO costs directly recognised in equity.

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The movement in recognised deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
			(€’000)
1 January 2011	(8,627)	—	(803)	—	(9,430)
Recognised in profit/(loss) for 2011	(163)	—	(250)	—	(413)
31 December 2011	(8,790)	—	(1,053)	—	(9,843)
Recognised in profit/(loss) for 2012	(3,501)	—	(63)	—	(3,564)
31 December 2012	(12,291)	—	(1,116)	—	(13,407)
Recognised in profit/(loss) for 2013	(3,398)	—	423	—	(2,975)
Effects of movements in exchange rates	89	—	—	—	89
31 December 2013	(15,600)	—	(693)	—	(16,293)
Offset deferred tax assets	7,696	—	693	3,757	12,146
Net deferred tax assets/(liabilities)	(7,904)	—	—	3,757	(4,147)

The deferred tax assets and liabilities are presented as net amounts as far as the amounts can be offset.

The estimated utilisation of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognised:

	2013	2012	2011
		(€’000)
Deductible temporary differences - net	117	46	67
Tax losses	1,303	1,501	2,054
	1,420	1,547	2,121

The accumulated recognised and unrecognised tax losses expire as follows:

	2013	2012	2011
		(€’000)
Within one year	3,159	3,798	4,204
Between 1 and 5 years	4,949	7,057	10,974
After 5 years	24,775	5,918	7,140
Unlimited	79,754	69,403	77,491
	112,637	86,176	99,809

The accumulated tax losses expiring within one year include tax losses in Switzerland. The expiration of accumulated tax losses was part of the assessment of the valuation of deferred tax assets.

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10	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data centre assets	Office and other equipment	Total
	(€’000)
Cost:
As at 1 January 2013	87,157	709,722	30,553	827,432	28,883	856,315
Additions	16,558	27,206	89,770	133,534	2,373	135,907
Exchange differences	—	(3,735)	—	(3,735)	(122)	(3,857)
Disposals	—	(1,021)	—	(1,021)	(106)	(1,127)
Transfers	—	33,110	(33,110)	—	—	—
As at 31 December 2013	103,715	765,282	87,213	956,210	31,028	987,238
Accumulated depreciation and impairment:
As at 1 January 2013	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)
Depreciation	(2,714)	(49,941)	—	(52,655)	(2,435)	(55,090)
Exchange differences	—	790	—	790	67	857
Disposals	—	1,021	—	1,021	106	1,127
As at 31 December 2013	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)
Carrying amount as at 31 December 2013	96,407	505,270	87,213	688,890	9,858	698,748

Cost:
As at 1 January 2012	38,710	506,847	101,173	646,730	24,830	671,560
Additions	48,447	41,590	89,431	179,468	3,973	183,441
Exchange differences	—	2,862	—	2,862	112	2,974
Disposals	—	(1,628)	—	(1,628)	(32)	(1,660)
Transfers	—	160,051	(160,051)	—	—	—
As at 31 December 2012	87,157	709,722	30,553	827,432	28,883	856,315
Accumulated depreciation and impairment:
As at 1 January 2012	(3,042)	(174,116)	—	(177,158)	(16,604)	(193,762)
Depreciation	(1,552)	(38,668)	—	(40,220)	(2,275)	(42,495)
Exchange differences	—	(726)	—	(726)	(61)	(787)
Disposals	—	1,628	—	1,628	32	1,660
As at 31 December 2012	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)
Carrying amount as at 31 December 2012	82,563	497,840	30,553	610,956	9,975	620,931

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	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data centre assets	Office and other equipment	Total
	(€’000)
Cost:
As at 1 January 2011	1,388	467,228	16,346	484,962	21,598	506,560
Additions	19,057	43,229	103,245	165,531	3,150	168,681
Exchange differences	—	2,783	(42)	2,741	149	2,890
Disposals	—	(6,504)	—	(6,504)	(67)	(6,571)
Transfers	18,265	111	(18,376)	—	—	—
As at 31 December 2011	38,710	506,847	101,173	646,730	24,830	671,560
Accumulated depreciation and impairment:
As at 1 January 2011	—	(149,425)	—	(149,425)	(14,715)	(164,140)
Depreciation	—	(33,340)	—	(33,340)	(1,862)	(35,202)
Impairment reversal	—	783	—	783	—	783
Exchange differences	—	(774)	—	(774)	(63)	(837)
Disposals	—	5,598	—	5,598	36	5,634
Transfers	(3,042)	3,042	—	—	—	—
As at 31 December 2011	(3,042)	(174,116)	—	(177,158)	(16,604)	(193,762)
Carrying amount as at 31 December 2011	35,668	332,731	101,173	469,572	8,226	477,798

In 2013, the Group changed the classification and grouping of the assets in the table above and the comparative disclosures have been amended to reflect this change.

In December 2012, the Group exercised its option to purchase the PAR7 data centre land. The actual legal transaction will become effective in 2019. As a result of this modification, in accordance with IAS17, as of 20 December 2012, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €20,832,000 (2012: €20,832,000). In addition, the Group leases data centre equipment under a number of finance lease agreements. At 31 December 2013, the carrying amount of the leased equipment classified in data centres was €202,000 (2012: €224,000 and 2011: €1,048,000).

Capitalised interest relating to borrowing costs for 2013 amounted to €1,701,000 (2012: €9,195,000 and 2011: €2,577,000). The cash effect of the interest capitalised for 2013 amounted to €3,681,000, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2012: €8,224,000 and 2011: €1,298,000).

As at 31 December 2013, the carrying value of freehold land included in the category “Freehold land and buildings” amounts to €51,663,000 (2012: €44,092,000 and 2011: €20,445,000).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At 31 December 2013 properties with a carrying value of €44,017,000 (2012: €17,568,000 and 2011: nil) were subject to a registered debenture to secure mortgages (see Note 19).

In 2011, the Group reversed the impairment of data centre assets in Sweden, as recognised in 2007, for an amount of €783,000, resulting from improved profitability and the future potential of the Swedish company.

INTERXION ANNUAL REPORT 2013    /    65

11	INTANGIBLE ASSETS

The components of intangible assets are as follows:

	Power grid rights	Software	Other intangibles	Total
	(€’000)
Cost:
As at 1 January 2013	11,833	9,059	2,165	23,057
Additions	296	1,678	—	1,974
Exchange differences	(149)	(14)	—	(163)
As at 31 December 2013	11,980	10,723	2,165	24,868
Amortisation:
As at 1 January 2013	(612)	(2,882)	(925)	(4,419)
Amortisation	(331)	(2,063)	(186)	(2,580)
Exchange differences	—	9	—	9
As at 31 December 2013	(943)	(4,936)	(1,111)	(6,990)
Carrying amount as at 31 December 2013	11,037	5,787	1,054	17,878

Cost:
As at 1 January 2012	7,378	6,246	1,835	15,459
Additions	4,300	2,822	330	7,452
Disposals	—	(9)	—	(9)
Exchange differences	155	—	—	155
As at 31 December 2012	11,833	9,059	2,165	23,057
Amortisation:
As at 1 January 2012	(350)	(1,820)	(747)	(2,917)
Amortisation	(249)	(1,071)	(178)	(1,498)
Disposals	—	9	—	9
Exchange differences	(13)	—	—	(13)
As at 31 December 2012	(612)	(2,882)	(925)	(4,419)
Carrying amount as at 31 December 2012	11,221	6,177	1,240	18,638

Cost:
As at 1 January 2011	1,711	4,220	1,835	7,766
Additions	5,653	2,026	—	7,679
Exchange differences	14	—	—	14
As at 31 December 2011	7,378	6,246	1,835	15,459
Amortisation:
As at 1 January 2011	(198)	(980)	(583)	(1,761)
Amortisation	(138)	(840)	(164)	(1,142)
Exchange differences	(14)	—	—	(14)
As at 31 December 2011	(350)	(1,820)	(747)	(2,917)
Carrying amount as at 31 December 2011	7,028	4,426	1,088	12,542

Amortisation of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

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12	FINANCIAL ASSET

The financial asset consists of a 1.6% equity shareholding in iStreamPlanet Inc. The financial asset was designated as a financial asset measured at fair value through profit and loss.

13	TRADE AND OTHER (NON-) CURRENT ASSETS

	2013	2012	2011
		(€’000)
Non-current
Data-centre-related prepaid expenses	11,500	—	—
Rental and other supplier deposits	2,093	2,254	2,536
Deferred financing costs	1,258	1,371	667
Deferred rent-related stamp duties	556	606	638
Cash flow hedge	90	—	—
Other non-current assets	1,039	728	—
	16,536	4,959	3,841

As at 31 December 2013, an amount of €11,500,000 is related to cash prepaid to a notary account from which the acquisition of our Brussels data centre building subsequent to year-end has been paid.

The deferred financing costs relate to the costs incurred for the Revolving Facility Agreement. On 17 June 2013, the Company entered into a new €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving facility agreement replaced the €60 million revolving facility agreement. The deferred financing costs balance of the previous year was charged to the income statement in full in 2013 as a result of the refinancing (see also note 8).

On 3 July 2013, in connection with the issue of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this revolving facility agreement were satisfied. As of 31 December 2013 the Revolving Facility remained undrawn. In 2012, the Company amended the terms of its existing Revolving Facility Agreement. The amended facility, originally scheduled to expire on 1 February 2013, extended the termination date to 12 May 2016, expanded the credit commitment from €50 million to €60 million and aligned the incurrence covenants with those contained in the indenture of the former 9.50% Senior Secured Notes due 2017. The capitalised costs are amortised over the duration period of the facility agreement.

	2013	2012	2011
		(€’000)
Current
Trade receivables – net (Note 20)	58,405	51,119	43,350
Taxes	7,093	3,052	7,474
Accrued revenue	21,234	10,778	2,970
Prepaid expenses and other current assets	9,971	9,905	14,080
	96,703	74,854	67,874

Accrued revenue relates to service fee holidays provided in relation to our long-term customer contracts.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other operational data centre and construction-related prepayments.

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14	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include €4,078,000 (2012: €5,017,000 and 2011: €4,813,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

15	SHAREHOLDERS’ EQUITY

SHARE CAPITAL AND SHARE PREMIUM

	Ordinary shares			2002 Series A preference shares
	2013	2012	2011	2013	2012	2011
	(In thousands of shares, post-reverse stock split)
On issue at 1 January	68,176	66,129	9,546	—	—	34,808
Issue/conversion of shares	691	2,047	56,583	—	—	(34,808)
On issue at 31 December	68,867	68,176	66,129	—	—	—

On 28 January 2011, the Company issued 16,250 thousand new shares (post-reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted into ordinary shares (3.3 million ordinary shares). In 2013, approximately 0.7 million (2012: 2.0 million, 2011: 2.2 million) options were exercised.

At 31 December 2013, 2012 and 2011, the authorised share capital comprised 200,000,000 (post reverse stock split as at 18 January 2012) ordinary shares at par value of €0.10. All issued shares are fully paid. Prior to the IPO and the reverse stock split, all the shares had a par value of €0.02.

The net proceeds of the Initial Public Offering in 2011 amounted to €138.6 million, which is used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data centres and construction of new data centres.

Voting

On completion of the initial public offering in January 2011, the Company entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our Board of Directors, including the right to nominate the Chairman of our Board of Directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-today operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company, and might ultimately affect the market price of our ordinary shares.

Prior to the initial public offering in January 2011, the holders of the 2002 Series A preference shares were entitled to vote, together with holders of the Company’s ordinary shares, on all matters submitted to shareholders for vote. Each share equals one vote. In addition to voting privileges, holders of the 2002 Series A preference shares were entitled to certain prior-consent rights against certain actions proposed by the Board of Directors.

68    /    INTERXION ANNUAL REPORT 2013

Dividends

Prior to the IPO, dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event, shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares), and second to the extent any residual amount exists thereafter, pro rata among all holders of ordinary shares and 2002 Series A preference shares. On the completion of an IPO or a sale, the holders of the 2002 Series A preference shares were entitled to receive the 2002 Series A Share Purchase Price of €0.20 per share (pre-reverse stock split) less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

16	EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of basic earnings per share at 31 December 2013, was based on the profit of €6,824,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2012: €31,631,000 and 2011: €25,572,000) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2013 of 68,584,000 (and including preference shares outstanding for the years; 2012: 67,309,000 and 2011: 64,176,000). Profit is attributable to ordinary and preference shares (pre-IPO) on an equal basis.

DILUTED EARNINGS PER SHARE

The calculation of diluted earnings per share at 31 December 2013 was based on the profit of €6,824,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2012: €31,631,000 and 2011: €25,572,000) and a weighted average number of ordinary shares and the impact of options outstanding during the year ended 31 December 2013 of 69,345,000 (and including preference shares outstanding for the years; 2012: 68,262,000 and 2011: 65,896,000) post-reverse stock split.

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in a nominal value of €0.10 per ordinary share. The 5:1 reverse stock split effectuated is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

PROFIT ATTRIBUTABLE TO ORDINARY AND PREFERENCE SHAREHOLDERS

	2013	2012	2011
		(€’000)
Profit attributable to ordinary and (pre-IPO) preference shareholders	6,824	31,631	25,572

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES AND PREFERENCE SHARES

	2013	2012	2011
(in thousands of shares, post reverse stock split)
Weighted average number of ordinary shares (basic)	68,584	67,309	61,506
Weighted average number of (pre-IPO) preference shares	—	—	2,670
Weighted average number of ordinary and (pre-IPO) preference shares at 31 December	68,584	67,309	64,176
Dilution effect of share options on issue	761	953	1,720
Weighted average number of ordinary and (pre-IPO) preference shares (diluted) at 31 December	69,345	68,262	65,896

INTERXION ANNUAL REPORT 2013    /    69

17	TRADE PAYABLES AND OTHER LIABILITIES

	2013	2012	2011
		(€’000)
Non-current
Deferred revenue	4,605	5,014	4,801
Other non-current liabilities	6,932	6,180	5,493
	11,537	11,194	10,294
Current
Trade payables	28,175	21,087	34,090
Tax and social security	8,778	10,788	4,180
Customer deposits	18,507	18,274	16,942
Deferred revenue	44,550	41,516	38,110
Accrued expenses	32,083	36,113	34,317
	132,093	127,778	127,639

Trade payables include €20,074,000 (2012: €10,319,000 and 2011 €20,877,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analysed as follows:

	2013	2012	2011
		(€’000)
Data-centre-related costs	7,158	9,959	7,951
Personnel and related costs	8,769	8,060	7,973
Professional services	1,824	2,083	2,476
Customer implementation and related costs	2,199	3,039	2,237
Financing-related costs	9,994	9,625	9,650
Other	2,139	3,347	4,030
	32,083	36,113	34,317

As at 31 December 2013, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes and mortgages.

70    /    INTERXION ANNUAL REPORT 2013

18	PROVISION FOR ONEROUS LEASE CONTRACTS

As at 31 December 2013, the provision for onerous lease contracts relates to two unused data centre sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2013	2012	2011
		(€’000)
As at 1 January	11,826	13,726	16,333
Increase in provision	—	838	—
Unwinding of discount	334	428	518
Utilisation of provision	(3,285)	(3,166)	(3,125)
As at 31 December	8,875	11,826	13,726
Non-current	4,855	7,848	10,618
Current	4,020	3,978	3,108
	8,875	11,826	13,726

Discounted estimated future losses are calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

19	BORROWINGS

	2013	2012	2011
		(€’000)
Non-current
Senior Secured Notes 6.0%, due 2020	317,610	—	—
Senior Secured Notes 9.5%, due 2017	—	256,268	255,560
Mortgages	22,524	9,903	—
Finance lease liabilities	20,470	20,309	102
Other loans	1,605	1,605	1,605
	362,209	288,085	257,267
Current
Mortgages	1,733	—	—
Finance lease liabilities	50	52	235
Other loans	—	—	568
	1,783	52	803
Total borrowings	363,992	288,137	258,070

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at 31 December 2013 was €325,000,000 (2012 and 2011: €260,000,000).

The face value of the mortgages amounted to €24,833,000 as per 31 December 2013 (2012: €10,000,000).

INTERXION ANNUAL REPORT 2013    /    71

SENIOR SECURED NOTES AND BANK BORROWINGS

Mortgages

In November 2012, the Group entered into a five-year mortgage for €10 million. The loan is secured by a mortgage on the PAR6 property owned by Real Estate IV BV, and a pledge on the lease agreement. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points.

In January 2013, the Group entered into two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The repayment of principal under the mortgage loans are required to be repaid in quarterly instalments collectively amounting to €167,000 commencing on 18 April 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of 10 years.

In June 2013, the Group entered into a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing 1 May 2014 and a final repayment of €4,400,000 due on 1 May 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

Acquiring the mortgages did not conflict with the restrictions of the Indenture and the Revolving Facility Agreement.

Senior Secured Notes due 2017

On 3 June 2013, the Company announced an offer to purchase for cash any and all of its outstanding euro-denominated €260 million Senior Secured Notes due 2017.

On 28 June 2013, holders of €256,962,000 aggregate principal amount of the €260 million Senior Secured Notes due 2017, representing 98.8% of the outstanding Notes, had validly tendered their Notes.

The total consideration for each €1,000 principal amount of the €260 million Senior Secured Notes due 2017 validly tendered prior to the consent deadline was €1,102 and after the consent deadline €1,092 plus the accrued and unpaid interest up to, but not including, the day of settlement.

On 3 July 2013, the tender was completed and the Company discharged its obligations with respect to the remaining €3,038,000 outstanding €260 million Senior Secured Notes due 2017 not purchased in the offer in accordance with the satisfaction and discharge provisions of the indenture governing the €260 million Senior Secured Notes due 2017. These Notes were redeemed on 2 August 2013 at a redemption price equal to a “make-whole” amount of €1,094 for each €1,000 principal amount, as calculated in accordance with the terms of the indenture governing the €260 million Senior Secured Notes due 2017, plus accrued and unpaid interest up to, but not including, the redemption date.

The total redemption fees amounted to approximately €26.5 million; in addition, the Company incurred approximately €4.5 million in non-cash expenses from the deferred financing costs relating to the former €60 million Revolving Facility Agreement and the unamortised costs of the Senior Secured Notes due 2017.

Senior Secured Notes due 2020

On 3 July 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”).

The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes, and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The €325 million Senior Secured Notes due 2020 are governed by an indenture dated 3 July 2013, between the Company, as issuer, and the Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

72    /    INTERXION ANNUAL REPORT 2013

The Company may redeem all or part of the €325 million Senior Secured Notes due 2020. The Company has the following redemption rights:

Optional Redemption prior to 15 July 2016 upon an equity offering

At any time prior to 15 July 2016, upon not less than 10 nor more than 60 days’ notice, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Senior Secured Notes at a redemption price of 106.000% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more equity offerings. The Company may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Senior Secured Notes that were initially issued (calculated after giving effect to the issuance of any additional notes) would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 90 days after the closing of such equity offering.

Optional Redemption prior to 15 July 2016

Prior to 15 July 2016, upon not less than 10 nor more than 60 days’ notice, the Company may during each 12-month period commencing on the issue date redeem up to 10% of the aggregate principal amount of the Senior Secured Notes (calculated after giving effect to the issuance of any additional notes) at a redemption price equal to 103% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to 15 July 2016, upon not less than 10 nor more than 60 days’ notice, the Company may also redeem all or part of the Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after 15 July 2016

At any time on or after 15 July 2016 and prior to maturity, upon not less than 10 nor more than 60 days’ notice, the Company may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on 15 July of the years set forth below.

Year	Redemption price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

€100 Million Revolving Facility Agreement

On 17 June 2013, the Company entered into a new €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving facility agreement replaced the €60 million revolving facility agreement.

On 3 July 2013, in connection with the issue of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this revolving facility agreement were satisfied.

INTERXION ANNUAL REPORT 2013    /    73

MATURITY PROFILE

The maturity profile of the gross amounts of Senior Secured Notes and mortgages is set out below:

	2013	2012	2011
		(€’000)
Within one year	—	—	—
Between 1 and 5 years	15,333	270,000	—
Over 5 years	334,500	—	260,000
	349,833	270,000	260,000
The Group has the following undrawn bank borrowing facilities:
	2013	2012	2011
		(€’000)
Expiring within one year	—	—	—
Expiring between 1 and 5 years	100,000	60,000	50,000
	100,000	60,000	50,000

COVENANTS

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on an arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorised by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is Senior Debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed 4.00 to 1.00. In addition, the Company must ensure that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of 31 December 2013, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

74    /    INTERXION ANNUAL REPORT 2013

The Senior Secured Notes due 2020 Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	create or incur certain liens;

•	incur changes in control;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorised by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries;

•	effect mergers, consolidations or sale of assets; and

•	guarantee certain debt.

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00.

The breach of any of these covenants by the Company could result in a default under the indenture. As of 31 December 2013, the Company was in compliance with all covenants in the indenture.

The Company remained in full compliance with its Senior Secured Notes covenants and Revolving Facility Agreement covenants. As of 31 December 2013, the leverage ratio (calculated as ratio of total net debt to pro forma EBITDA) and the consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) were 2.51 compared to the maximum allowable threshold of 4.00. The Company’s consolidated fixed charge coverage ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) was 5.40 as of 31 December 2013, compared to a required ratio of greater than 2.00.

INTERXION ANNUAL REPORT 2013    /    75

FINANCIAL LEASE LIABILITIES

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2013	2012	2011
		(€’000)
Gross lease liabilities:
Within one year	1,726	1,659	236
Between 1 and 5 years	7,492	7,215	132
More than 5 years	21,443	23,442	—
	30,661	32,316	368
Future interest payments	(10,141)	(11,955)	(31)
Present value of minimum lease payments	20,520	20,361	337

In December 2012, the Group exercised its option to purchase the PAR7 data centre land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of 20 December 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20,832,000.

Other loans

The Group has a loan facility with the landlord of one of its unused data centre sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at 31 December 2013, the balance of the landlord loan was €1,605,000 (2012 and 2011: €1,605,000).

In 2010, the Group entered into a supplier loan amounting to approximately €800,000, which bears an interest at 7%. The loan was fully repaid as at 31 December 2013 (2012: nil and 2011: €568,000).

20	FINANCIAL INSTRUMENTS

CREDIT RISK

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2013	2012	2011
		(€’000)
Trade receivables	58,405	51,119	43,350
Rental and other supplier deposits	2,093	2,254	2,536
Cash and cash equivalents	45,690	68,692	142,669
	106,188	122,065	188,555

The Group seeks to minimise the risk related to cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The credit exposure on the trade receivables is limited by the deferred revenue balance of €49,155,000 as presented in Note 17 (2012: €46,530,000 and 2011: €42,911,000).

76    /    INTERXION ANNUAL REPORT 2013

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2013	2012	2011
		(€’000)
UK, France, Germany and the Netherlands	44,025	36,960	31,336
Rest of Europe	14,380	14,159	12,014
	58,405	51,119	43,350

The Group’s most significant customer, serviced from multiple locations under multiple service contracts, accounts for less than 10% of the trade receivables carrying amount as at 31 December 2013, as at 31 December 2012 and as at 31 December 2011.

The ageing of trade receivables as at the reporting date was:

	2013		2012		2011
	Gross	Allowance	Gross	Allowance	Gross	Allowance
			(€’000)
Not past due	50,061	—	42,184	—	36,533	—
Past due 1–30 days	4,312	—	5,369	—	3,549	—
Past due 31–120 days	3,540	—	2,913	39	3,009	35
Past due 121 days–1 year	361	—	763	108	609	358
More than 1 year	370	239	219	182	267	224
	58,644	239	51,448	329	43,967	617

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2013	2012	2011
		(€’000)
Balance as at 1 January	329	617	480
Impairment loss recognised	156	372	281
Write-offs	(246)	(660)	(144)
Balance as at 31 December	239	329	617

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

INTERXION ANNUAL REPORT 2013    /    77

LIQUIDITY RISK

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

	Carrying amount	Contractual cash flows	Less than 1 year (€’000)	1-5 years	More than 5 years
31 DECEMBER 2013

Financial liabilities
Senior Secured Notes	317,610	462,150	20,150	78,000	364,000
Finance lease liabilities	20,520	30,661	1,726	7,492	21,443
Mortgages	24,257	29,148	2,552	19,398	7,198
Other loans	1,605	1,822	96	1,726	—
Trade and other payables(1)	80,225	80,225	80,225	—	—
	444,217	604,006	104,749	106,616	392,641

31 DECEMBER 2012

Financial liabilities
Senior Secured Notes	256,268	371,150	24,700	346,450	—
Finance lease liabilities	20,361	32,316	1,659	7,215	23,442
Mortgages	9,903	11,327	938	10,389	—
Other loans	1,605	1,918	96	1,822	—
Trade and other payables(1)	88,517	88,517	88,517	—	—
	376,654	505,228	115,910	365,876	23,442

31 DECEMBER 2011

Financial liabilities
Senior Secured Notes	255,560	395,850	24,700	98,800	272,350
Finance lease liabilities	337	368	263	105	—
Other loans	2,173	2,623	729	1,894	—
Trade and other payables(1)	89,529	89,529	89,529	—	—
	347,599	488,370	115,221	100,799	272,350

Notes:

(1)	Excludes deferred revenues and rental holidays.

78    /    INTERXION ANNUAL REPORT 2013

MARKET RISK

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate (EUR)			Report date mid-spot rate
	2013	2012	2011	2013	2012	2011

GBP 1	1.179	1.233	1.152	1.198	1.222	1.193
CHF 1	0.813	0.830	0.812	0.816	0.828	0.822
DKK 1	0.134	0.134	0.134	0.134	0.134	0.135
SEK 1	0.116	0.115	0.111	0.113	0.116	0.112

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at 31 December would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2012 and 2011.

	Equity	Profit or loss
	(€’000)
31 December 2013
GBP	(1,337)	(420)
CHF	(4,015)	4
DKK	(1,587)	(148)
SEK	(345)	32

31 December 2012
GBP	(849)	(622)
CHF	(1,192)	146
DKK	(1,434)	(149)
SEK	(390)	43

31 December 2011
GBP	(219)	(561)
CHF	(1,321)	71
DKK	(1,279)	(149)
SEK	(416)	(384)

A 10% weakening of the euro against the above currencies at 31 December would have had the equal, but opposite, effect on the above currencies to the amounts shown above, on the basis that all other variables remained constant.

INTERXION ANNUAL REPORT 2013    /    79

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2013	2012	2011
		(€’000)
Fixed-rate instrument
Senior Secured Notes	317,610	256,268	255,560
Finance lease liabilities	20,520	20,361	337
Mortgages	6,801	—	—
Other loans	1,605	1,605	2,173
	346,536	278,234	258,070
Variable-rate instruments
Mortgages	17,456	9,903	—
	363,992	288,137	258,070

The mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, have variable interest rates based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed by using cash flow hedges for 75% of the principal outstanding amount for a period of 10 years, which has been reflected in the table above.

Cash flow sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss, and does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the end of the reporting period would not affect profit or loss.

Cash flow sensitivity analysis for variable-rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remained constant. For 2011 there were no variable rate instruments.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
31 December 2013
Variable-rate instruments	(152)	152	(51)	51

31 December 2012
Variable-rate instruments	(40)	40	—	—

80    /    INTERXION ANNUAL REPORT 2013

FAIR VALUES AND HIERARCHY

Fair values versus carrying amounts

As of 31 December 2013, the market price of the €325 million 6.00% Senior Secured Notes due 2020 was 106.51 (31 December 2012: not applicable). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €346 million (31 December 2012: not applicable) compared with its nominal value of €325 million.

As of 31 December 2013, the fair value of the PAR7 finance lease liability would have been € 23.4 million compared with its carrying amount of € 20.5 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at 31 December 2013, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs)

At 31 December 2013, the Group had a financial asset carried at fair value, its investment in istreamPlanet Inc., and a cash flow hedge to hedge the interest rate risk of a mortgage. In 2011, the Group had no financial instruments carried at fair value.

31 December 2013	Level 1	Level 2	Level 3
Cash flow hedge	—	90	—
Financial asset	—	—	774
31 December 2012	Level 1	Level 2	Level 3
Financial asset	—	—	774

No significant changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to equity ratio at the reporting date was as follows:

	2013	2012	2011
		(€’000)
Net debt
Total liabilities	522,873	443,650	413,720
Less: cash	(45,690)	(68,692)	(142,669)
	477,183	374,958	271,051
Equity
Total equity	387,902	375,574	330,561
Net debt to equity ratio	1.23	1.00	0.82

INTERXION ANNUAL REPORT 2013    /    81

21	SHARE-BASED PAYMENTS

SUMMARY OF OUTSTANDING OPTIONS AND RESTRICTED SHARES

Share options to acquire a fixed number of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are post the reverse stock split 5:1, which was effected on completion of the initial public offering on 28 January 2011.

The terms and conditions of the grants, post-reverse stock split, under the 2008 Option Plan with a euro exercise price, were as follows:

Grant date	Employees entitled	Exercise	Options granted	Options granted
		price	outstanding	outstanding,
				vested
		(in €)	(In thousands)	(In thousands)
2009	Key management	5.00	20	20
2010	Key management	5.00	10	8
	Senior employees	5.00-7.50	82	64
	Total share options		112	92

The terms and conditions of the grants, post-reverse stock split, under the 2011 and 2013 Option Plans with a US dollar exercise price, were as follows:

Grant date	Employees entitled	Exercise	Options granted	Options granted
		price	outstanding	outstanding
				vested
		(in $)	(In thousands)	(In thousands)
2011	Key management (Executive Director)	14.74	600	600
	Non-executive Directors	13.00-14.74	30	20
	Senior employees	10.00-14.65	472	216
2012	Key management	10.00-11.50	180	38
	Non-executive Directors	13.92	15	5
	Senior employees	10.00-22.64	248	78
2013	Key management	10.00	20	—
	Non-executive Directors	18.01	15	15
	Senior employees	10.00-22.50	212	—
	Total share options		1,792	972

82    /    INTERXION ANNUAL REPORT 2013

Share options granted before the year 2012, under the 2008 Option Plan, vest over four years and can be exercised up to five years after the date of grant. Share options granted in the years 2011, 2012 and 2013, under the 2011 and 2013 Option Plans generally, vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-executive Directors and certain employees as well as the options granted in 2012 to the Non-executive Directors have an accelerated vesting term.

The General Meeting of Shareholders held on 26 June 2013 approved the award to each Non-executive Director of restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 International Equity Based Incentive Plan (the “2013 Option Plan”) and containing the following key terms:

•	the number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of this Annual General Meeting;

•	all of these restricted shares will vest on the day of the next Annual General Meeting subject to the Non-executive Director having served for the entire period;

•	the restricted shares will be locked up (be non-exercisable) for a period that will end three years from the date of award or on the date the Non-executive Director ceases to be a director of the Company, whichever is sooner;

•	on change of control, these restricted shares will vest immediately and any lock provisions will expire.

In total 12,282 restricted shares were granted to the Non-executive Directors (2,047 restricted shares each). All restricted shares outstanding were granted at a share price of $25.41 and with an exercise price of nil. As at 31 December 2013, the restricted shares were not vested.

The number and weighted average exercise prices of outstanding share options, post-reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2013	2012	2011	2013	2012	2011
Outstanding at 1 January	4.98	3.94	2.91	597	2,554	4,733
Granted	—	—	—	—	—	—
Exercised	4.79	3.61	1.61	(458)	(1,939)	(2,156)
Expired	—	—	—	—	—	—
Forfeited	6.12	5.22	5.76	(27)	(18)	(23)
Outstanding – 31 December	5.46	4.98	3.94	112	597	2,554
Exercisable – 31 December	5.36	4.76	3.72	92	456	2,231

The number and weighted average exercise prices of outstanding share options, post-reverse stock split, under the 2011 and 2013 Option Plans, excluding the 12,282 restricted shares, with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2013	2012	2011	2013	2012	2011
Outstanding at 1 January	13.64	13.65	—	1,818	1,336	—
Granted	16.75	13.43	13.65	247	609	1,336
Exercised	13.11	12.76	—	(232)	(92)	—
Expired	—	—	—	—	—	—
Forfeited	13.86	13.00	—	(41)	(35)	—
Outstanding – 31 December	14.13	13.64	13.65	1,792	1,818	1,336
Exercisable – 31 December	14.05	14.01	14.41	972	666	247

The options and restricted shares outstanding at 31 December 2013 have a weighted average remaining contractual life of 5.7 years (2012: 5.5 years and 2011: 3.2 years).

INTERXION ANNUAL REPORT 2013    /    83

EMPLOYEE EXPENSES

In 2013, the Company recorded employee expenses of €4,149,000 related to share-based payments (2012: €5,488,000 and 2011: €2,736,000). The 2013 share-based payments related expenses include an amount of €559,000 related to taxes and social security charges (2012: €2,078,000 and 2011: nil).

The weighted average fair value at grant date of options and restricted shares granted during the period was determined using the Black-Scholes valuation model. At the grant of options the following inputs were used:

	2013	2012	2011
Share price in € at grant date (post reverse stock split)	17.94-20.72	10.65-16.47	8.02-9.71
Exercise price in € (post-reverse stock split)	7.65-16.94	7.71-17.45	9.01-10.95
Dividend yield	0%	0%	0%
Expected volatility	40%	40%	40%
Risk-free interest rate	0.7%-0.8%	0.7%-2.0%	2.0%
Expected life weighted average	5.1 years	5.1 years	5.1 years

The significant inputs into the model were:

•	expected volatility is based on a combination of the performance of the Company and, given the relatively short period that the shares of the Company are traded publicly, other companies that are considered to be comparable to the Group;

•	the risk-free interest rate is based on the yield on zero coupon bonds issued by the European Central Bank for European Union government debt rates with a maturity similar to the expected life of the options;

•	dividend yield is considered to be nil;

•	expected life is considered to be equal to the average of the share option exercise and vesting periods.

22	FINANCIAL COMMITMENTS

OPERATING LEASE COMMITMENTS

At 31 December, the Group has future minimum commitments for operating leases with terms in excess of one year as follows:

	2013	2012	2011
		(€’000)
Within 1 year	31,793	28,755	25,529
Between 1 and 5 years	122,087	118,418	102,741
After 5 years	218,161	223,635	167,428
	372,041	370,808	295,698

As at 31 December 2013, of the operating leases an amount of €8,319,000 (2012: €11,557,000 and 2011: €13,668,000) related to the lease contracts, which were provided for as part of the provision for onerous lease contracts.

Of the total operating leases, as at 31 December 2013, an amount of €75,188,000 (2012: €76,188,000 and 2011: nil) is cancellable until 1 January 2016.

The total gross operating lease expense for the year 2013 was €24,700,000 (2012: €22,900,000 and 2011: €22,000,000).

84    /    INTERXION ANNUAL REPORT 2013

FUTURE COMMITTED REVENUES RECEIVABLE

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years resulting in future committed revenues from customers. At 31 December, the Group had contracts with customers for future committed revenues receivable as follows:

	2013	2012	2011(1)
		(€’000)
Within 1 year	219,300	204,164	174,263
Between 1 and 5 years	301,600	240,951	207,549
After 5 years	101,800	105,069	104,236
	622,700	550,184	486,048

(1)	The future committed revenue receivables for the year ended 31 December 2011 have been adjusted compared with the amounts previously reported. If at the end of the reporting date, we have not received a termination notice within the notice period for the contracts with an automatic renewal clause, the Company has assumed that the customers will use and commit to our services for an extended term. This has increased the 2011 total future committed future revenue receivable by €41.0 million from €445.0 million.

COMMITMENTS TO PURCHASE POWER

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At 31 December, the Group had entered into non-cancellable power purchase commitments as follows:

	2013	2012	2011
		(€’000)
Within 1 year	25,900	21,600	15,800
Between 1 and 5 years	32,100	11,600	—
	58,000	33,200	15,800

23	CAPITAL COMMITMENTS

At 31 December 2013, the Group had outstanding capital commitments totalling €83,800,000 (2012: €17,900,000 and 2011: €102,000,000). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

24	CONTINGENCIES

GUARANTEES

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €5,175,000 (2012: €6,456,000 and 2011: €6,350,000) and other guarantees amounting to €53,000 (2012: €211,000 and 2011: €1,027,000).

SITE RESTORATION COSTS

As at 31 December 2013, the estimated discounted cost and recognised provision relating to the restoration of data centre leasehold premises was €1,177,000 (2012: €716,000 and 2011: €701,000).

In accordance with the Group’s accounting policy, site restoration costs have been provided in the financial statements only in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at 31 December 2013, the Group estimated the possible liability to range from nil to €21,100,000 (2012: nil to €19,600,000 and 2011: nil to €17,000,000).

Other obligations pertaining to the Company, not appearing on the statement of financial position are disclosed in Note 36 below.

INTERXION ANNUAL REPORT 2013    /    85

25	RELATED-PARTY TRANSACTIONS

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

SHAREHOLDERS AGREEMENT

On completion of the IPO, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of Interxion’s outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of the Board of Directors, including the right to nominate the Chairman of our Board of Directors.

If Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 25% but more than 15% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination three of the seven members of the Board, at least one of whom shall satisfy the criteria for independent directors. For so long as Baker Capital or its affiliates continue to be the owner of shares representing less than or equal to 15% but more than 10% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination two of the seven members of our Board, none of whom shall be required to be independent. At such time that the ownership of Baker Capital or its affiliates is less than or equal to 10% but more than 5% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination one of the seven members of our Board, who shall not be required to be independent.

In addition, for so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of the outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

So long as Baker Capital or its affiliates continue to be the owner of shares representing more than 15% of the outstanding ordinary shares, at least one of Baker Capital’s Director nominees shall be appointed to each of our standing committees, provided that such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

In a letter dated 26 February 2014, Lamont Finance, N.V. and Baker Communications Fund II, L.P., the private equity funds affiliated with Baker Capital (collectively “Baker”), notified the board of directors of the Company that, pursuant to the shareholders agreement, they intend to designate two additional individuals to be elected at the Company’s 2014 Annual General Meeting, each of whom must meet the standards for independence under the requirements of the NYSE. The letter further states, “Baker believes all stakeholders would benefit from a newly constituted Board that is focused on enhancing corporate governance and is open to all avenues for creating and maximizing shareholder value.” As of the date of this report, the Company has not received the names of any additional nominees from Baker.

As at 1 March 2014, private equity investment funds affiliated with Baker Capital indirectly own 30%, on a fully diluted basis, of Interxion’s equity.

KEY MANAGEMENT COMPENSATION

The total compensation of key management is as follows:

	2013	2012	2011
		(€’000)
Short-term employee benefits (salaries and bonuses)	2,376	2,510	3,406
Post-employment benefits	60	60	44
Share-based payments	1,299	1,219	1,263
Crisis wage tax	125	1,565	—
Termination benefits	53	—	115
	3,913	5,354	4,828

Key management’s share-based payment compensation is disclosed in Note 21, and the compensation of the Executive Director and Non-executive Directors of the Board is disclosed on an individual basis in Note 34.

In 2013 and 2012, the Dutch Government imposed a crisis wage tax payable by employers over the total compensation including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

86    /    INTERXION ANNUAL REPORT 2013

FRANCE IX LOAN

Interxion France is a member and co-founder of the France IX association, founded in 2010, the mission of which is to reinforce Paris as a global peering point by developing a panel of services that meets the various, and current, needs of the market, and by gathering together French and foreign ISPs and Internet services, and content providers. In 2011, Interxion France incurred costs which were recharged to the France IX association, receipt of which has been formalised in a loan agreement, of which €427,000 was outstanding as at 31 December 2013 (2012: €620,000). The receivable is presented as an other non-current asset for €230,000 and the remainder is presented as a current asset.

In November 2013, an additional short term loan of €100,000 was granted which was fully repaid as per 1 March 2014. This loan is presented as a current asset.

26	EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Subsequent to the year ended 31 December 2013, as at 8 April 2014, we have drawn €30.0 million under our €100.0 million Revolving Facility to fund our data centre expansions.

On 1 April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility with a maturity of fifteen years has a variable interest rate based on EURIBOR plus 200 basis points. The principal is to be repaid in 59 quarterly installments of €153,330 of which the first quarterly installment is due on 31 July 2014, and a final repayment of €153,530 on 30 April 2029.

INTERXION ANNUAL REPORT 2013    /    87

COMPANY STATEMENT OF FINANCIAL POSITION

(before appropriation of results)

		As at 31 December
	Note	2013	2012	2011
			(€’000)
Non-current assets
Financial assets	29	692,977	617,013	499,997
Deferred financing costs		2,032	2,145	667
Deferred tax assets	30	17,990	12,782	18,439
		712,999	631,940	519,103
Current assets
Trade and other current assets	31	999	1,485	2,388
Cash and cash equivalents	32	3,627	13,848	78,123
		4,626	15,333	80,511
		717,625	647,273	599,614
Shareholders’ equity
Share capital	33	6,887	6,818	6,613
Share premium	33	485,347	477,326	466,166
Foreign currency translation reserve	33	6,757	9,403	7,386
Hedging reserve	33	60	–-	–-
Accumulated deficit	33	(117,973)	(149,604)	(175,176)
Profit for the year	33	6,824	31,631	25,572
		387,902	375,574	330,561
Non-current liabilities
Borrowings	19/20	317,610	256,268	255,560
		317,610	256,268	255,560
Current liabilities
Trade payables and other liabilities		12,113	15,431	13,493
Total liabilities		329,723	271,699	269,053
Total liabilities and shareholders’ equity		717,625	647,273	599,614

Note:

The accompanying notes form an integral part of the Company financial statements.

INTERXION ANNUAL REPORT 2013    /    89

COMPANY INCOME STATEMENT

		For the years ended 31 December
	Note	2013	2012	2011
			(€’000)
Profit/(loss) relating to the Company		(15,913)	10,442	4,902
Profit relating to investments in subsidiaries after tax	29	22,737	21,189	20,670
Profit for the year	33	6,824	31,631	25,572

Note:

The accompanying notes form an integral part of the Company financial statements.

NOTES TO THE 2013 COMPANY FINANCIAL STATEMENTS

27	BASIS OF PRESENTATION

The Company income statement is presented in an abbreviated form. As provided in section 402 of the Netherlands Civil Code, Book 2, the Company income statement shows only the after-tax results of consolidated subsidiaries, because Interxion Holding N.V.’s results are included in the Consolidated Income Statement.

28	ACCOUNTING POLICIES

The financial statements of Interxion Holding N.V. are prepared in accordance with The Netherlands Civil Code, Book 2, Part 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as those adopted for the consolidated financial statements as set out in Note 3.

Subsidiaries are valued using the equity method, applying the European Union-endorsed IFRS accounting policies, as set out in Note 3 to the consolidated financial statements. Any related-party transactions between subsidiaries and with members of the Board of Directors and the (ultimate) parent company Interxion Holding N.V. are conducted on an arm’s-length basis on terms comparable to transactions with third parties.

29	FINANCIAL ASSETS

	Investments in subsidiaries	Receivables from subsidiaries	2013	2012	2011
			(€’000)
As at 1 January	(4,498)	621,511	617,013	499,997	341,265
Movement in receivables	—	23,590	23,590	92,165	135,608
Profit after tax	22,737	—	22,737	21,189	20,670
(Repayment capital) / Recapitalisation	32,857	—	32,857	1,074	—
Foreign currency translation differences	(3,220)	—	(3,220)	2,588	2,454
As at 31 December	47,876	645,101	692,977	617,013	499,997

30	DEFERRED TAX ASSETS

See also Note 9. The difference between the Group’s consolidated deferred tax assets of €34,446,000 (2012: €30,376,000 and 2011: €39,557,000) and those of the Company of €17,990,000 (2012: €12,782,000 and 2011: €18,439,000) relates to the inclusion of non-Dutch entities in the consolidated statement of financial position.

31	TRADE AND OTHER CURRENT ASSETS

Prepaid expenses relate to payments to creditors for costs that relate to future periods (for example rent, maintenance contracts and insurance premiums) and VAT receivable. At 31 December 2013, €948,000 was related to the VAT receivable (2012: €1,243,000 and 2011: €2,281,000).

90    /    INTERXION ANNUAL REPORT 2013

32	CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents, €1,299,000 (2012: €1,299,000: 2011: €1,387,000) was used as collateral to support the issue of bank guarantees on behalf of a number of subsidiary companies.

33	SHAREHOLDERS’ EQUITY

	Note	Share	Share	Foreign	Hedge	Accumulated	Total
		capital	premium	currency	reserve	deficit	equity
				translation
				reserve
				(€’000)
Balance as at 1 January 2013		6,818	477,326	9,403	—	(117,973)	375,574
Profit for the year		—	—	—	—	6,824	6,824
Hedging result		—	—	—	60	—	60
Foreign currency translation differences		—	—	(2,646)	—	—	(2,646)
Total comprehensive income		—	—	(2,646)	60	6,824	4,238
Exercise of options		69	4,431	—	—	—	4,500
Share-based payments	21	—	3,590	—	—	—	3,590
Total contribution by, and distributions to, owners of the Company		69	8,021	—	—	—	8,090
Balance as at 31 December 2013		6,887	485,347	6,757	60	(111,149)	387,902

Balance as at 1 January 2012		6,613	466,166	7,386	—	(149,604)	330,561
Profit for the year		—	—	—	—	31,631	31,631
Foreign currency translation differences		—	—	2,017	—	—	2,017
Total comprehensive income		—	—	2,017	—	31,631	33,648
Exercise of options		205	7,750	—	—	—	7,955
Share-based payments	21	—	3,410	—	—	—	3,410
Total contribution by, and distributions to, owners of the Company		205	11,160	—	—	—	11,365
Balance as at 31 December 2012		6,818	477,326	9,403	—	(117,973)	375,574

Balance as at 1 January 2011		4,434	321,078	4,933	—	(175,176)	155,269
Profit for the year		—	—	—	—	25,572	25,572
Foreign currency translation differences		—	—	2,453	—	—	2,453
Total comprehensive income		—	—	2,453	—	25,572	28,025
IPO proceeds		1,625	142,487	—	—	—	144,112
Conversion of Preferred Shares		337	(337)	—	—	—	—
Liquidation price paid to Preferred Shareholders		—	(3,055)	—	—	—	(3,055)
Exercise of options		217	3,257	—	—	—	3,474
Share-based payments	21	—	2,736	—	—	—	2,736
Total contribution by, and distributions to, owners of the Company		2,179	145,088	—	—	—	147,267
Balance as at 31 December 2011		6,613	466,166	7,386	—	(149,604)	330,561

Note:

Foreign currency translation reserve qualifies as a legal reserve.

INTERXION ANNUAL REPORT 2013    /    91

34	REMUNERATION OF THE EXECUTIVE DIRECTOR AND NON-EXECUTIVE DIRECTORS OF THE BOARD

The compensation of the Executive Director and the Non-Executive Directors of the Board for 2013 was as follows:

			2013				2012		2011
	Salaries	Bonus	Share-based	Total	Salaries	Bonus	Share-based	Total	Total
			payment				payment
			charges				charges
			(€’000)			(€’000)
D.C. Ruberg	540	355	277	1,172	540	430	887	1,857	2,119
J.C. Baker	50	—	68	118	50	—	—	50	35
R.M. Manning	40	—	68	108	40	—	—	40	35
C.G. van Luijk	70	—	68	138	70	—	—	70	45
D. Lister	45	—	26	71	45	—	14	59	25
M. Massart	55	—	47	102	55	—	57	112	—
J.F.H.P. Mandeville	55	—	26	81	55	—	14	69	49
P.E.D. Ekelund (resigned per June 2011)	—	—	—	—	—	—	—	—	18
P. Schöder (resigned per January 2012)	—	—	—	—	—	—	—	—	35
	855	355	580	1,790	855	430	972	2,257	2,361

In 2013, the Dutch Government imposed a crisis wage tax which is payable by employers. The total charge over the compensation of Directors amounts to €63,000 (2012: €1,345,000), which is not reflected in the table above.

In total 12,282 restricted shares were granted to the Non-executive Directors (2,047 restricted shares each); costs related to these grants are reflected as part of share-based payment charges.

35	FINANCIAL COMMITMENTS

NON-CANCELLABLE OPERATING LEASES PAYABLE

The Company leases and guarantees a variety of facilities and equipment under operating leases. Future minimum commitments for non-cancellable operating leases with terms in excess of one year are as follows:

	2013	2012	2011
		(€’000)
Within 1 year	3,574	3,063	3,334
Between 1 and 5 years	11,481	11,582	12,505
After 5 years	10,205	12,369	16,776
	25,260	27,014	32,615

36	OBLIGATIONS NOT APPEARING IN THE STATEMENT OF FINANCIAL POSITION

Declarations of joint and several liability as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Interxion Holding N.V. on behalf of the following Dutch subsidiaries: Interxion Telecom B.V., Interxion Nederland B.V., Interxion Consultancy Services B.V., Interxion Trading B.V., Interxion Headquarters B.V., Interxion B.V., Interxion Data Centers B.V., Interxion Trademarks B.V. and Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V., Interxion Real Estate V B.V., Interxion Operational B.V. The liabilities of these companies to third parties totalled €30,704,000 at 31 December 2013 (2012: €24,215,000 and 2011: €11,410,000).

From time to time we provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business. The Company, together with Interxion B.V., Interxion Consultancy Services B.V., Interxion Headquarters B.V., Interxion Nederland B.V., Interxion Data Centers B.V. Interxion Telecom B.V., Interxion Trademarks B.V., Interxion Trading B.V., Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V, Interxion Real Estate V B.V. and Interxion Operational B.V. forms a fiscal group for corporate income tax purposes and they are considered to be jointly responsible for the obligations of the fiscal group.

92    /    INTERXION ANNUAL REPORT 2013

37	FEES OF THE AUDITOR

With reference to section 2:382a(1) and (2) of the Netherlands Civil Code, the following fees for the financial years 2013, 2012 and 2011 were charged by KPMG Accountants N.V. or other KPMG network company to the Company, its subsidiaries and other consolidated entities:

	2013			2012			2011
	KPMG	Other	Total	KPMG	Other	Total	KPMG	Other	Total
	Accountants	KPMG	KPMG	Accountants	KPMG	KPMG	Accountants	KPMG	KPMG
	N.V.	network		N.V.	network		N.V.	network
					(€’000)
Statutory audit of annual accounts	671	347	1,018	507	251	758	434	224	658
Other assurance services	203	143	346	230	47	277	102	149	251
Tax advisory services	—	—	—	—	—	—	—	6	6
Other non-assurance services	63	1	64	—	—	—	—	—	—
	937	491	1,428	737	298	1,035	536	379	915

The other assurance services fees primarily relate to service organisation control reports such as SOC 2 and ISAE 3402 reports.

BOARD OF DIRECTORS:

D.C. Ruberg	J.C. Baker
(Chief Executive Officer, Vice-Chairman and Executive Director)	(Chairman and Non-executive Director)

R.M. Manning (Non-executive Director)	C.G. van Luijk (Non-executive Director)

D.W. Lister (Non-executive Director)	M.M.P. Massart (Non-executive Director)

J.F.H.P. Mandeville (Non-executive Director)
Schiphol-Rijk, 8 April 2014

INTERXION ANNUAL REPORT 2013    /    93

OTHER INFORMATION

94 / INTERXION ANNUAL REPORT 2013

APPROPRIATION OF RESULT

Statutory regulation governing the distribution of profit (in accordance with article 23 paragraph 1 and 2 of the Articles of Association)

Paragraph 1: The Board shall, in its sole discretion, determine the amounts of the profits accrued in a financial year that shall be added to the reserves of the Company.

Paragraph 2: The allocation of profits accrued in a financial year remaining after application of Article 23.1 shall be determined by the General Meeting.

PROPOSED APPROPRIATION OF RESULTS FOR THE YEAR 2013

The Board of Directors proposes to add the profit for the year, amounting to €6,824,000, to the other reserves (“accumulated deficit”).

INTERXION ANNUAL REPORT 2013    /    95

INDEPENDENT AUDITOR’S REPORT

To: the Annual General Meeting Shareholders of InterXion Holding N.V.

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements 2013 of Interxion Holding N.V., Amsterdam, (‘the Company’) as set out on pages 40 to 93. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2013, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company statement of financial position as at 31 December 2013, the company income statement for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Interxion Holding N.V. as at 31 December 2013 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of Interxion Holding N.V. as at 31 December 2013 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Netherlands Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Board of Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b - h has been annexed. Further, we report that the Report of the Board of Directors, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 8 April 2014

KPMG Accountants N.V.

A.H. Gardien RA

96 / INTERXION ANNUAL REPORT 2013

WHERE CAN I

FIND OUT MORE?

www.interxion.com

At Interxion we want our customers and prospects to be able to find the information they’re looking for quickly and simply. So whether an organisation is at the start of the process and considering whether colocation is right for their business, or they’re further down the line and want to understand how we can help businesses in particular sectors, we have a range of information they can read and download.

Visit www.interxion.com for more information.

CLOUD & HOSTING PROVIDERS SURVEY

Interxion has been a leading provider of data centre services to Europe’s hosting market since our founding almost 15 years ago. In working with a broad cross-section of hosting providers and talking to them about their experiences and business plans, we’ve learned a lot about what drives success in the market, how European service providers compete, and the nature of their differentiators. As cloud computing has taken off, we’ve worked closely with them to understand the implications.

On our website you can view the results of our survey of over 400 service providers in 17 European countries and the US, which examines the current state of play in the European cloud market and how service providers are addressing the growing demand for cloud.

You can download the European and country specific survey results from our website.

THE EVOLUTION OF THE EUROPEAN CLOUD MARKET

European providers of web, managed and dedicated hosting services know that the hype around cloud computing often comes with a US perspective, and that Europe’s market landscape is very different from the US one. There are still many unanswered questions about how to successfully capitalise on the cloud opportunity in Europe. This white paper shares our thoughts on this complex issue, based on best practices shared with us by hosting providers across Europe.

You can download the white paper ‘The Evolution of the European Cloud Market’ from our website.

IT CHALLENGES IN THE MOBILE COMMUNITY

The growing demand for mobile services across sectors ranging from media and entertainment to retail and financial services raises both commercial opportunities and IT challenges. Rapid growth in the uptake of mobile services provides huge opportunities for new entrants and forces established players to review their strategies and business models. Based on research conducted by FirstPartner with mobile-centric service providers and network operators, this white paper reviews the challenges facing CTOs in the mobile community.

You can download the white paper ‘IT Challenges in the Mobile Community’ from our website.

INTERXION ANNUAL REPORT 2013 / 99

FOLLOW

US

www.interxion.com

You can follow all our company and regulatory news through RSS feeds on our website. The News area on our website,

www.interxion.com/about-us/news – which can be searched by year and by category – will give you all the news about

Interxion.

Alternatively, for more Interxion updates and industry insights you can visit our blog at www.interxion.com/blog.

If you prefer news specifically related to investor relations, subscribe to the RSS feed on www.investors.interxion.com.

100    /     INTERXION ANNUAL REPORT 2013

"Growth in our communities of interest, and structural drivers such as the onset of migration to cloud, are underpinning continued demand for Interxion's highly connected data centres."

David Ruberg
Chief Executive Officer

INTERXION ANNUAL REPORT 2013 / 101

INDUSTRY ASSOCIATIONS

Cofounder: Uptime Institute EMEA chapter

Founding member: European Data Centre Association

Patron: European Internet Exchange Association

Member: The Green Grid, with role on Advisory Council and Technical Committee

Contributor: EC Joint Research Centre on Sustainability

Member: EuroCloud

ACCREDITATIONS

ISO 22301 Business Continuity Management

BCMS 560099

ISO/IEC 2700 Information Security Management

IS 537141

ITILv3-certified Service Centre Members and Facilities Managers interxion

www.interxion.com

INTERNATIONAL HEADQUARTERS
Main: + 44 207 375 7070
Fax: + 44 207 375 7059
E-mail: hq.info@interxion.com

EUROPEAN CUSTOMER SERVICE CENTRE (ECSC)
Toll free from Europe: + 800 00 999 222
Toll free from the US: 185 55 999 222
E-mail: customer.services@interxion.com

Interxion is compliant with the internationally recognised ISO/IEC 27001 certification for Information Security Management and ISO 22301 for Business Continuity Management across all our European operations. © Copyright 2014 Interxion.

AR-HQ-en-04/14